Exhibit 99.2

SHINHAN BANK
Separate Financial Statements December 31, 2016 and 2015 (With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

(Based on a report originally issued in Korean)

The Board of Directors and Stockholder

Shinhan Bank:

Report on the separate financial statements

We have audited the accompanying separate financial statements of Shinhan Bank (the “Bank”), which comprise the separate statements of financial position as of December 31, 2016 and 2015, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the separate financial statements present fairly, in all material respects, the separate financial position of the Bank as of December 31, 2016 and 2015 and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2017

This report is effective as of March 7, 2017, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN BANK

Separate Statements of Financial Position

As of December 31, 2016 and 2015

(In millions of won)	Notes	December 31, 2016		December 31, 2015
Assets
Cash and due from banks	4,6,9,40,41	￦	9,653,120	13,135,129
Trading assets	4,7,41		9,277,441	6,750,765
Derivative assets	4,8,41		2,575,683	1,607,959
Loans	4,9,41		206,633,476	199,388,908
Available-for-sale financial assets	4,10,16		26,502,792	23,938,962
Held-to-maturity financial assets	4,10,16		11,097,257	9,733,551
Property and equipment	11,16		1,976,206	1,941,794
Intangible assets	12		191,907	240,899
Investments in subsidiaries and Associates	13		1,998,897	1,943,476
Investment properties	14		674,958	765,402
Current tax assets	37		2,159	2,616
Deferred tax assets	37		383,880	26,775
Other assets	4,9,15,41,42		11,848,478	9,538,924
Non-current assets held for sale			3,322	2,989

Total assets		￦	282,819,576	269,018,149

Liabilities
Financial liabilities designated at fair value through profit or loss	4,17	￦	6,282	13,509
Deposits	4,18,41		211,043,681	198,272,132
Trading liabilities	4,19		485,995	463,766
Derivative liabilities	4,8,41		2,781,200	1,569,331
Borrowings	4,20,41		13,944,878	12,875,098
Debt securities issued	4,21		20,923,326	19,884,611
Liability for defined benefit obligations	22		47,413	150,920
Provisions	23,39,41		320,642	306,088
Current tax liabilities	37,41		124,662	22,712
Other liabilities	4,24,41,42		12,180,751	14,991,902

Total liabilities			261,858,830	248,550,069

Equity
Capital stock	25		7,928,078	7,928,078
Hybrid bonds	25		469,393	801,298
Capital surplus	25		398,080	398,080
Capital adjustments	25,37		(60,664)	(29,340)
Accumulated other comprehensive income (loss)	25,37		(154,791)	39,797
Retained earnings	25,26		12,380,650	11,330,167

Total equity			20,960,746	20,468,080

Total liabilities and equity		￦	282,819,576	269,018,149

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Comprehensive Income

For the years ended December 31, 2016 and 2015

(In millions of won)	Notes	2016		2015
Interest income		￦	7,107,771	7,152,420
Interest expense			(2,978,630)	(3,281,172)

Net interest income	4,27,36,41		4,129,141	3,871,248

Fees and commission income			1,017,011	1,009,738
Fees and commission expense			(154,651)	(181,177)

Net fees and commission income	4,28,36,41		862,360	828,561

Dividend income	29,36		121,239	182,217
Net trading income	30,36,41		60,483	115,201
Net foreign currencies transaction gain	36		183,314	40,799
Gain (Loss) on financial instruments designated at fair value through profit or loss	17,36		(206)	(16)
Net gain on sale of available-for- sale financial assets	10,36		408,496	417,892
Impairment loss on financial assets	4,9,31,41		(721,846)	(798,558)
General and administrative expenses	32,41		(2,676,573)	(2,605,069)
Net other operating expenses	34,36,41		(645,638)	(536,136)

Operating income			1,720,770	1,516,139

Non-operating income, net	35		84,055	33,791

Profit before income tax			1,804,825	1,549,930
Income tax expense	37		(27,753)	(333,539)

Profit for the year	26		1,777,072	1,216,391

Other comprehensive income:	4,25,37
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation differences for foreign operations			2,857	6,210
Unrealized net changes in fair values of available-for-sale financial assets			(216,628)	(236,226)

			(213,771)	(230,016)

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Comprehensive Income (continued)

For the years ended December 31, 2016 and 2015

(In millions of won, except for earning per share)	Notes	2016		2015
Items that will never be reclassified to profit or loss
Defined benefit plan actuarial loss		￦	19,183	(54,645)

Other comprehensive loss for the year, net of income tax			(194,588)	(284,661)

Total comprehensive income for the year		￦	1,582,484	931,730

Earnings per share:	38
Basic and diluted earnings per share in won		￦	1,092	731

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Changes in Equity

For the year ended December 31, 2015

(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total
Balance at January 1, 2015	￦	7,928,078	1,100,250	398,080	(843)	324,458	10,621,834	20,371,857

Total comprehensive income (loss), net of income tax
Profit for the year		—	—	—	—	—	1,216,391	1,216,391
Foreign currency translation differences for the foreign operations		—	—	—	—	6,210	—	6,210
Unrealized net change in fair values of available-for-sale financial assets		—	—	—	—	(236,226)	—	(236,226)
Defined benefit plan actuarial loss		—	—	—	—	(54,645)	—	(54,645)

Total comprehensive income (loss) for the year		—	—	—	—	(284,661)	1,216,391	931,730

Transactions with owners of the Bank, recognized directly in equity
Annual dividends to equity holder		—	—	—	—	—	(450,000)	(450,000)
Dividends to hybrid bond holders		—	—	—	—	—	(57,158)	(57,158)
Redemption of hybrid bond		—	(298,952)	—	(30,897)	—	—	(329,849)
Share-based payment transactions		—	—	—	1,500	—	—	1,500
Other		—	—	—	900	—	(900)	—

Total transactions with owners of the Bank		—	(298,952)	—	(28,497)	—	(508,058)	(835,507)

Balance at December 31, 2015	￦	7,928,078	801,298	398,080	(29,340)	39,797	11,330,167	20,468,080

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Changes in Equity

For the year ended December 31, 2016

(In millions of won)	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income	Retained earnings	Total
Balance at January 1, 2016	￦	7,928,078	801,298	398,080	(29,340)	39,797	11,330,167	20,468,080

Total comprehensive income (loss), net of income tax
Profit for the year		—	—	—	—	—	1,777,072	1,777,072
Foreign currency translation differences for the foreign operations		—	—	—	—	2,857	—	2,857
Unrealized net change in fair values of available-for-sale financial assets		—	—	—	—	(216,628)	—	(216,628)
Defined benefit plan actuarial gain		—	—	—	—	19,183	—	19,183

Total comprehensive income (loss) for the year		—	—	—	—	(194,588)	1,777,072	1,582,484

Transactions with owners of the Bank, recognized directly in equity
Annual dividends to equity holder		—	—	—	—	—	(650,000)	(650,000)
Dividends to hybrid bond holders		—	—	—	—	—	(45,691)	(45,691)
Redemption of hybrid bond		—	(331,905)	—	(60,094)	—	—	(391,999)
Share-based payment transactions		—	—	—	(2,128)	—	—	(2,128)
Other		—	—	—	30,898	—	(30,898)	—

Total transactions with owners of the Bank		—	(331,905)	—	(31,324)	—	(726,589)	(1,089,818)

Balance at December 31, 2016	￦	7,928,078	469,393	398,080	(60,664)	(154,791)	12,380,650	20,960,746

See accompanying notes to the separate financial statements

SHINHAN BANK

Separate Statements of Cash Flows

For the years ended December 31, 2016 and 2015

(In millions of won)	2016		2015
Cash flows from operating activities
Profit before income tax	￦	1,804,825	1,549,930
Adjustments for:
Net interest income		(4,129,141)	(3,871,248)
Dividend income		(151,688)	(184,066)
Net Gain or loss on financial instruments designated at fair value through profit or loss		206	(95)
Non-cash trading loss (gain), net		32,863	(48,518)
Non-cash foreign currencies transaction loss (gain), net		27,004	100,659
Net gain on sales of available-for-sale financial assets		(408,496)	(417,892)
Net impairment loss on financial assets		721,846	798,558
Non-cash employee benefits		147,115	134,135
Depreciation and amortization		147,351	154,118
Non-cash other operating loss (income), net		59,700	(60,579)
Non-cash non-operating expenses, net		14,561	15,335

		(3,538,679)	(3,379,593)

Changes in assets and liabilities:
Due from banks		3,816,718	(2,086,916)
Trading assets		(2,517,195)	(842,122)
Derivative assets		1,144,756	892,721
Loans		(8,073,959)	(19,853,508)
Other assets		(2,355,192)	(1,603,373)
Financial liabilities designated at fair value through profit and loss		(7,433)	7,464
Deposits		12,470,256	21,537,532
Trading liabilities		(46,766)	59,864
Derivative liabilities		(1,129,334)	(895,920)
Liability for defined benefit obligations		(216,364)	(292,731)
Provisions		(17,606)	(12,703)
Other liabilities		(2,870,675)	1,950,492

		197,206	(1,139,200)

Income tax paid		(219,608)	(372,066)
Interest received		7,266,768	7,182,638
Interest paid		(2,983,861)	(3,444,598)
Dividends received		151,688	184,066

Net cash provided by operating activities		2,678,339	581,177

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Cash Flows (continued)

For the years ended December 31, 2016 and 2015

(In millions of won)	2016		2015
Cash flows from investing activities
Proceeds from sale of available-for-sale financial assets	￦	20,547,391	21,193,626
Acquisition of available-for-sale financial assets		(22,958,683)	(23,246,485)
Proceeds from redemption of held-to-maturity financial assets		1,071,474	1,574,301
Acquisition of held-to-maturity financial assets		(2,418,930)	(3,553,037)
Proceeds from sale of property and equipment		1,608	2,300
Acquisition of property and equipment		(67,506)	(86,848)
Proceeds from sale of intangible assets		1,313	819
Acquisition of intangible assets		(30,622)	(94,415)
Proceeds from sale of investments in associates		332	—
Acquisition of investments in associates		(140,545)	(206,943)
Proceeds from sale of Investment properties		17,953	6,097
Acquisition of investment properties		(6,910)	(1,844)
Proceeds from sale of non-current assets held for sale		2,215	1,746
Payment of guarantee deposits		868,794	668,158
Receipts of refund of guarantee deposits paid		(824,203)	(571,819)

Net cash used in investing activities		(3,936,319)	(4,314,344)

Cash flows from financing activities
Proceeds from (repayments of) borrowings, net		785,725	(197,824)
Proceeds from issue of debt securities		8,219,787	9,855,123
Repayment of debt securities		(6,315,133)	(6,600,102)
Dividends paid		(703,612)	(512,863)
Redemption of hybrid bonds		(391,999)	(329,849)
Receipts of guarantee deposits for lease		131,204	98,633
Refund of guarantee deposits for lease		(134,377)	(94,327)

Net cash provided by financing activities		1,591,595	2,218,791

Effect of exchange rate fluctuations on cash and cash equivalents held		(16,603)	917

Net increase(decrease) in cash and cash equivalents		317,012	(1,513,459)

Cash and cash equivalents at January 1 (note 40)		1,988,013	3,501,472

Cash and cash equivalents at December 31 (note 40)	￦	2,305,025	1,988,013

See accompanying notes to the separate financial statements.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

1.	Reporting entity

Shinhan Bank (the “Bank”) was established through the merger of Hansung Bank and Dongil Bank, which were established on February 19, 1897 and August 8, 1906, respectively, to engage in commercial banking and trust operations.

The Bank acquired Chungbuk Bank and Kangwon Bank in 1999, and the former Shinhan Bank in 2006, and subsequently changed its name to Shinhan Bank. As of December 31, 2016, the Bank has 1,585,615,506 outstanding common shares with par value of ￦7,928,078 million which Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) owns 100% of them. As of December 31, 2016, the Bank operates through 762 domestic branches, 109 depositary offices, 23 premises and 14 overseas branches.

2.	Basis of preparation

(a)	Statement of compliance

The separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

(b)	Approval of separate financial statements

The separate financial statements were authorized for issue by the Board of Directors on February 7, 2017.

(c)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	share-based payment arrangements are measured at fair value

•	recognized financial instruments designated as hedged items in qualifying fair value hedge relationships and adjusted for changes in fair value attributable to the risk being hedged

•	liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets

(d)	Functional and presentation currency

The financial statements of the Bank are prepared in functional currency of the respective operation. These separate financial statements are presented in Korean won, which is the Bank’s functional currency and the currency of the primary economic environment in which the Bank operates.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

2.	Basis of preparation (continued)

(e)	Use of estimates and judgements

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these separate financial statements, the significant judgments made by management in applying the Bank’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2015.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the significant effect on the amount recognized in the separate financial statements is described in Note 5.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements except for the changes in accounting policies as explained in (a).

(a)	Changes in accounting policies

The Bank has applied the same accounting policies in its separate financial statements as of and for the year ended December 31, 2015 and there is no significant change in the accounting policy.

(b)	Investments in subsidiaries and associates

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No.1027, ‘Separate Financial Statements’. The Bank’s investments in subsidiaries and associates are recorded at cost in accordance with K-IFRS No.1027. However, the investments in subsidiaries and associates subject to K-IFRS No.1101, ‘First-time Adoption’ are recorded at previous GAAP carrying amount at the date of transition to K-IFRS. Dividend received from its subsidiaries and associates is recognized in profit or loss when the Bank is entitled to receive the dividend.

(c)	Foreign currencies

i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Bank at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

ii)	Foreign operations

If the presentation currency of the Bank is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(c)	Foreign currencies (continued)

ii)	Foreign operations

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

iii)	Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, then foreign currency differences arising on the item form part of the net investment in the foreign operation and are recognized in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Bank in the management of its short-term commitments. Equity investments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares when it has a short maturity with a specified redemption date.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(e)	Non-derivative financial assets

Financial assets are classified into financial assets at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity financial assets. Financial assets are recognized when the Bank becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized on the trade date.

A financial asset is measured initially at its fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition of the financial asset.

i)	Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

ii)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Bank has the positive intention and ability to hold to maturity, is classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(e)	Non-derivative financial assets (continued)

iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives those are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

v)	Derecognition of financial assets

The Bank derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

If the Bank retains substantially all the risks and rewards of ownership of the transferred financial assets, the Bank continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi)	Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Bank currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(f)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(f)	Impairment of financial assets (continued)

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment. If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

i)	Loans

The Bank first assesses whether objective evidence of impairment exists individually for loans that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a Bank of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of loans is a floating rate, the discount rate used to evaluate impairment is the current effective interest rate defined in the agreement. The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

In assessing collective impairment, the Bank classifies loans, based on credit risk assessment or a credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flows of loans subject to collective impairment assessment are estimated by using statistical modelling of historical trends of the probability of default, timing of recoveries and the amount of losses incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modelling. In adjusting the future cash flows by historical modelling, the result has to be in line with changes and trends of observable data (e.g., impairment losses of collective assets and unemployment rates, asset prices, commodity prices, payment status and other variables representing the size of impairment losses). Methodologies and assumptions used to estimate future cash flow are reviewed on a regular basis in order to reduce discrepancy between estimated impairment losses and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans. When a subsequent event causes the amount of impairment losses to decrease, and the decrease can be related objectively to an event occurring after the impairment is recognized, the decrease in impairment losses is reversed through profit or loss of the period.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(f)	Impairment of financial assets (continued)

ii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss is recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

iii)	Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(g)	Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i)	Hedge Accounting

The Bank holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Bank designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge), and foreign currency risk of net investment in foreign operation (net investment hedges).

On initial designation of the hedge, the Bank formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(g)	Derivative financial instruments (continued)

ii)	Fair value hedges

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Bank discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

iii)	Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity. The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the Separate statements of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

iv)	Hedge of net investment

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized in profit or loss. When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, ‘The Effects of Changes in Foreign Exchange Rates’.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(g)	Derivative financial instruments (continued)

v)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the economic characteristics and risks of the host contract and the embedded derivative are not closely related; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

vi)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(h)	Property and equipment

Property and equipment are initially measured at cost and after initial recognition. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Property and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.

Certain land and buildings are measured at fair value at the date of transition to K-IFRS, which is deemed cost, in accordance with K-IFRS No.1101, ‘First-time Adoption’. Dividend from relevant revaluation surplus is prohibited in accordance with the resolution of the board of directors.

The Bank recognizes in the carrying amount of an item of property and equipment the cost of replacing part of property and equipment when that cost is incurred if it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives
Buildings	40 years
Other properties	4~5 years

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(h)	Property and equipment (continued)

The gain or loss arising from the derecognition of an item of property and equipment, which is included in profit or loss, is determined as the difference between the net disposal proceeds, If any, and the carrying amount of the item.

Depreciation methods, useful lives and residual values are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

(i)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software and capitalized development cost	5 years
Other intangible assets	5 years or contract periods, whichever the shorter

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Bank intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(j)	Investment properties

Investment property is property held either to earn rental income or for capital appreciation or both. An investment property is initially recognized at cost including any directly attributable expenditure. Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods were as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with theitem will flow to the Bank and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as changes in accounting estimates.

(k)	Leases

The Bank classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Bank assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

i)	Finance leases

At the commencement of the lease term, the Bank recognizes as finance assets and finance liabilities in its statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Bank reviews to determine whether the leased asset may be impaired.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(k)	Leased assets (continued)

ii)	Operating leases

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the period of the lease.

(l)	Non-current assets held for sale

Assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Bank recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

(m)	Impairment of non-financial assets

The carrying amounts of the Bank’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Bank estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Bank estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(m)	Impairment of non-financial assets (continued)

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(n)	Non-derivative financial liabilities

The Bank classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Bank recognizes financial liabilities in the separate statement of financial position when the Bank becomes a party to the contractual provisions of the financial liability.

i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Bank derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(o)	Equity capital

i)	Capital stock

Capital stock is classified as equity. Incremental costs directly attributable to the transaction of stock are deducted, net of tax, from the equity.

ii)	Hybrid bonds

The Bank classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. Hybrid bonds where the Bank has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

(p)	Employee benefits

i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Bank during an accounting period, the Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii)	Other long-term employee benefits

The Bank’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period, in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

iii)	Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Bank’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Bank’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Bank recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurement of the net defined benefit liability (asset) in other comprehensive income.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(p)	Employee benefits (continued)

iv)	Retirement benefits: defined contribution plan

The Bank recognizes the contribution expense as an account of severance payments in profit or loss in the period according to the defined contribution plan.

v)	Termination benefits

Termination benefits are expensed at the earlier of when the Bank can no longer withdraw the offer of those benefits and when the Bank recognizes costs for a restructuring. If benefits are not expected to be wholly settled within 12 months of the reporting date, then they are discounted.

(q)	Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date. For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

The Bank has granted share-based payment based on Shinhan Financial Group’s share to the employees. In accordance with a repayment arrangement with Shinhan Financial Group, the Bank is required to pay Shinhan Financial Group for the provision of the share-based payments. The Bank recognizes the costs as expenses and accrued expenses in liabilities for the service period. When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis. Share-based payment arrangements in which the Bank has no obligation to settle the share-based payment transaction are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(r)	Provisions

Provisions are recognized when the Bank has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provision shall be used only for expenditures for which the provision is originally recognized.

(s)	Financial guarantee contract

A financial guarantee contract is a contract that requires the Bank to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract. The financial guarantee liability is subsequently measured at the higher of the amount of the best estimate of the expenditure required to settle the present obligation at the end of reporting period; and the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period. Financial guarantee liabilities are included within other liabilities.

(t)	Financial income and expense

i)	Interest income and expense

Interest income and expense are recognized in profit or loss using the effective interest method. The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability. When calculating the effective interest rate, the Bank estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts. When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Bank uses the contractual cash flows over the full contractual term of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(t)	Financial income and expense (continued)

ii)	Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

Fees that are an integral part of the effective interest rate of a financial instrument

Such fees are generally treated as an adjustment to the effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities. However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided. If it is unlikely that a specific lending arrangement will be entered into and the loan commitment is outside the scope of K-IFRS No. 1039, ‘Financial Instruments: Recognition and Measurement’, the commitment fee is recognized as revenue on a time proportion basis over the commitment period.

Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act has been completed.

iii)	Dividends

Dividends income is recognized when the shareholder’s right to receive payment is established. Usually this is the ex-dividend date for equity securities.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(u)	Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Shinhan Financial Group, the parent company, files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Bank. Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system. Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

The Bank recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Bank is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Bank recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

(v)	Accounting for trust accounts

The Bank accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying separate financial statements. Borrowings from trust accounts are included in other liabilities. Trust fees and commission in relation to the service provided to trust accounts by the Bank are recognized as fees and commission income.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(w)	Earnings per share

The Bank presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to the ordinary shareholder of the Bank by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

(x)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Bank for annual periods beginning on or after January 1, 2018, and the Bank has not early adopted them.

Management is in the process of evaluating the impact of the amendments on the Bank’s separate financial statements, if any.

i)	K-IFRS No.1109, ‘Financial Instruments’

K-IFRS 1109, published on September 25, 2015, is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing guidance in K-IFRS 1039, Financial Instruments: Recognition and Measurement. The Bank plans to adopt K-IFRS 1109 for the year beginning after January 1, 2018.

K-IFRS 1109 will generally be applied retrospectively; however the Bank plans to take advantage of the exemption allowing it not to restate the comparative information for prior periods with respect to classification and measurement including impairment changes. New hedge accounting requirements will generally be applied prospectively except for certain exemptions including the accounting for the time value of options.

Key features of the new standard, K-IFRS 1109, are 1) classification and measurement of financial assets that reflects the business model in which the assets are managed and their cash flow characteristics, 2) impairment methodology that reflects ‘expected credit loss’ (ECL) model for financial assets, and 3) expanded scope of hedged items and hedging instruments which qualify for hedge accounting and changes in assessment method for effect of hedging relationships.

K-IFRS 1109 will require the Bank to assess the financial impact from application of K-IFRS 1109 and revise its accounting processes and internal controls related to financial instruments. Actual impact of adopting K-IFRS 1109 will be dependent on the financial instruments the Bank holds and economic conditions at that time as well as accounting policy elections and judgment that it will make in the future.

The Bank has not initiated any changes in internal controls processes or accounting processing systems, and has not performed an assessment of the impact resulting from the application of K-IFRS 1109. The Bank is currently performing a detailed assessment of the impact resulting from the application of K-IFRS 1109, and expects to disclose additional quantitative information in the notes to the financial statements for the year ending December 31, 2017 after completion of its assessment by September 30, 2017. Expected impacts on the consolidated financial statements are generally categorized as follows:

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(x)	New standards and interpretations not yet adopted (continued)

Classification and measurement of financial assets

Under K-IFRS 1109, financial assets are classified into three principal categories; measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL) based on the business model in which assets are managed and their cash flow characteristics, as detailed in the below table.

Under K-IFRS 1109, derivatives embedded in hybrid contracts where the host is a financial asset are not bifurcated. Instead, the hybrid financial instrument as a whole is assessed for classification.

Business model	Contractual cash flows are solely payments of principal and interests	All other cases
To collect contractual cash flows	At amortized cost(*1)	FVTPL(*2)
Both to collect contractual cash flows and sell financial assets	At FVOCI
For trading, and others	At FVOCI

(*1) The Bank may irrevocably designate as at FVTPL to eliminate or significantly reduce an accounting mismatch.

(*2) The Bank may irrevocably designate equity investments that is not held for trading as at FVOCI.

As there are additional requirements for a financial asset to be classified as measured at amortized costs or FVOCI under K-IFRS 1109 compared to the existing guidance in K-IFRS 1039, the adoption of K-IFRS 1109 would potentially increase the proportion of financial assets that are measured at FVTPL, increasing volatility in the Bank’s profit or loss.

Under K-IFRS 1109, a financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL: 1) the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Under K-IFRS 1109, a financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL: 1) the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and 2) the contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(x)	New standards and interpretations not yet adopted (continued)

Under K-IFRS 1109, on initial recognition of equity investment that is not held for trading, the Bank may irrevocably elect to present subsequent changes in fair value in OCI, and will not reclassify(recycle) the those items in OCI to profit or loss subsequently.

Under K-IFRS 1109, a financial asset is measured at FVTPL if the contractual terms of the financial asset give rise to specified dates to cash flows that are not solely payments of principal and interest on the principal amount outstanding, the debt instrument is held within a business model whose objective is to sell the asset, or the equity instruments that are not elected to be designated as measured at FVOCI.

Classification and measurement of financial liabilities

Under K-IFRS 1109, the amount of change in the fair value attributable to the changes in the credit risk of the financial liabilities is presented in OCI, not recognized in profit or loss, and the OCI amount will not be reclassified (recycled) to profit or loss. However, if doing so creates or increase an accounting mismatch, the amount of change in the fair value is recognized in profit or loss.

As a portion of fair value change which was recognized in profit or loss under the existing standard, K-IFRS 1039, will be presented in OCI under K-IFRS 1109, profit or loss related to valuation of financial liabilities is likely to decrease.

Impairment: Financial assets and contract assets

K-IFRS 1109 replaces the ‘incurred loss’ model in the existing standard with a forward-looking ‘expected credit loss’ (ECL) model for debt instruments, lease receivables, contractual assets, loan commitments, financial guarantee contracts.

Under K-IFRS 1109, impairment losses are likely to be recognized earlier than using the incurred loss model under the existing guidance in K-IFRS 1039 as loss allowances will be measured on either of the 12-month or lifetime ECL based on the extent of increase in credit risk since inception as shown in the below table.

Classification		Loss allowances
Stage 1	Credit risk has not increased significantly since the initial recognition	12-month ECL: ECLs that resulted from possible default events within the 12 months after the reporting date
Stage 2	Credit risk has increase significantly since the intial recognition	Lifetime ECL: ECL that resulted from all possible default events over the expected life of a financial instrument
Stage 3	Credit-impaired

Under K-IFRS 1109, financial assets of which the credit was impaired at the initial recognition, cumulative changes in lifetime ECL since the initial recognition are recognized as loss allowances.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

3.	Significant accounting policies (continued)

(x)	New standards and interpretations not yet adopted (continued)

Hedge accounting

K-IFRS 1109 retains the mechanics of hedge accounting (fair value hedge, cash flow hedge, hedging on net investment in a foreign operation) which was defined in the existing guidance in K-IFRS 1109, but provides principle-based and less complex guidance in hedging which focuses on the risk management activities. More hedged items and hedging instruments would qualify for hedge accounting, more qualitative and forward-looking approach will be taken to assessing hedge effectiveness, and qualitative threshold (80~120%) is removed under K-IFRS 1109.

Certain transactions which were not qualified for hedge accounting under the existing standard will be likely to quality for hedge accounting under K-IFRS 1109, decreasing volatility in the Bank’s profits or loss.

When initially applying K-IFRS 1109, the Bank may choose as its accounting policy to continue to apply the hedge accounting requirements of K-IFRS 1039.

ii)	K-IFRS No. 1115, ‘Revenue from Contracts with Customers’

K-IFRS No.1115, published in January 2016, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including K-IFRS No.1018, ‘Revenue’, K-IFRS No.1011, ‘Construction Contracts’ and K-IFRS No.2113, ‘Customer Loyalty Programmes’. K-IFRS No.1115 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

4.	Financial risk management

4-1.	Credit risk

Credit risk is the risk of financial loss of the Bank if a customer or counterparty to a financial instrument fails to meet its contractual obligation, and arises principally from due from banks, the lending process related to loans, investment activities in debt securities and off balance sheet items including loan commitments, etc. Credit risk management is critical to the Bank’s business activities; thus, the Bank carefully manages the credit risk exposure.

(a)	Credit risk management

Major policies of the credit risk management are determined by the Credit Policy Committee, which is the Bank’s executive decision-making body for credit risk management. The Credit Policy Committee is led by the Bank’s Deputy President and Head of Risk Management Group. The Credit Policy Committee also consists of chief officers from eight different business units. The Credit Review Committee performs credit review evaluations and operates separately from the Credit Policy Committee.

Each business unit is required to implement the Bank’s risk management policies and procedures. Risk Management Department reviews compliance of business units with agreed exposure limits established by the Credit Policy Committee, including those for selected industries, country risk and product types.

The Bank established the authorization structure for the approval and renewal of credit facilities. Authorization limits are allocated to the business unit credit officer. Larger facilities require approval by the Credit Committee. The Bank assesses all credit exposures in excess of designated limits, prior to facilities being committed to customers by the business unit concerned. Renewals and review of facilities are subject to the same review process.

The Bank is responsible for limiting concentrations of exposures to counterparties, geographies and industries, and by issuers, credit rating band, market liquidity and country.

The Bank develops and maintains the risk grading system in order to categorize exposures according to the degree of risk of financial loss faced and to focus management on the attendant risks. The risk grading system is used in determining credit approvals, credit renewals, credit pricing, credit limits, or where impairment provisions may be required against specific credit exposures for existing loans.

Each business unit is responsible for the quality and performance of its credit portfolio and for monitoring and controlling all credit risks in its portfolio, including those subject to central approval. In addition to periodic loan reviews by credit officers, the Bank also utilizes an automated monitoring tool which conducts searches for companies with high probability of default. Regular reports on the credit quality of local portfolios are provided to the Credit Administration Department who may require appropriate corrective action to be taken.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(b)	Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Due from banks and loans(*1,2):
Banks	￦	6,899,374	6,312,546
Retail:
Mortgage lending		45,068,556	44,937,825
Others		58,147,386	52,106,316

		103,215,942	97,044,141

Government		9,800,251	15,092,342
Corporate:
Large enterprises		26,472,276	27,139,108
Small and medium-sized enterprises		64,606,421	61,726,197
Special finance		3,622,514	3,385,588
Others		541	981

		94,701,752	92,251,874

		214,617,319	210,700,903

Trading assets:
Debt securities		7,424,162	5,894,841
Gold/Silver deposits		247,845	149,220

		7,672,007	6,044,061

Derivative assets		2,575,683	1,607,959
Available-for-sale financial assets:
Debt securities		23,813,035	21,139,700
Held-to-maturity financial assets:
Debt securities		11,097,257	9,733,551
Other financial assets(*1,3)		11,747,817	9,412,474
Off balance sheet items:
Financial guarantee contracts		5,935,702	5,314,941
Loan commitments and other liabilities for credit		72,056,734	73,024,178

		77,992,436	78,339,119

	￦	349,515,554	336,977,767

(*1)	The maximum exposure amounts for due from banks and loans and other financial assets are measured as the amount net of allowances.
(*2)	Due from banks and loans were classified as similar credit risk group to be with consistent calculating capital adequacy ratio under New Basel Capital Accord (Basel III).
(*3)	Other financial assets comprise accounts receivable, accrued income, guarantee deposits, domestic exchange settlements receivables, suspense receivables, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(c)	Information related to impairment for due from banks and loans

i)	Due from banks and loans as of December 31, 2016 and 2015 were as follows:

	December 31, 2016
	Banks		Retail	Government	Corporate	Total
Neither past due nor impaired	￦	6,907,488	102,964,578	9,801,666	94,625,754	214,299,486
Past due but not impaired		—	306,704	—	139,089	445,793
Impaired		—	245,773	—	891,539	1,137,312

		6,907,488	103,517,055	9,801,666	95,656,382	215,882,591
Less: allowance		(8,114)	(301,113)	(1,415)	(954,630)	(1,265,272)

	￦	6,899,374	103,215,942	9,800,251	94,701,752	214,617,319

	December 31, 2015
	Banks		Retail	Government	Corporate	Total
Neither past due nor impaired	￦	6,321,582	96,759,069	15,093,675	92,223,132	210,397,458
Past due but not impaired		—	315,691	—	74,083	389,774
Impaired		—	233,892	—	982,354	1,216,246

		6,321,582	97,308,652	15,093,675	93,279,569	212,003,478
Less: allowance		(9,036)	(264,511)	(1,333)	(1,027,695)	(1,302,575)

	￦	6,312,546	97,044,141	15,092,342	92,251,874	210,700,903

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(c)	Information related to impairment for due from banks and loans (continued)

ii)	Credit quality of due from banks and loans that were neither past due nor impaired as of December 31, 2016 and 2015 were as follows:

	December 31, 2016
	Banks		Retail	Government	Corporate	Total
Grade 1(*1)	￦	6,907,488	97,772,358	9,801,666	68,001,473	182,482,985
Grade 2(*1)		—	5,192,220	—	26,624,281	31,816,501

		6,907,488	102,964,578	9,801,666	94,625,754	214,299,486
Less: allowance		(8,114)	(157,898)	(1,415)	(527,808)	(695,235)

	￦	6,899,374	102,806,680	9,800,251	94,097,946	213,604,251

Mitigation of credit risk due to collateral(*2)	￦	67	69,010,062	—	51,670,285	120,680,414

	December 31, 2015
	Banks		Retail	Government	Corporate	Total
Grade 1(*1)	￦	6,321,582	92,016,596	15,093,675	63,670,390	177,102,243
Grade 2(*1)		—	4,742,473	—	28,552,742	33,295,215

		6,321,582	96,759,069	15,093,675	92,223,132	210,397,458
Less: allowance		(9,036)	(134,982)	(1,333)	(560,357)	(705,708)

	￦	6,312,546	96,624,087	15,092,342	91,662,775	209,691,750

Mitigation of credit risk due to collateral(*2)	￦	1,051	63,284,313	—	50,254,575	113,539,939

(*1)	Credit quality of due from banks and loans were classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Banks and governments	Organization for Economic Co-operation and Development (OECD) sovereign credit rating of 6 or above (as applied to the nationality of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the banks and governments)

Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more

Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+

Credit cards	For individual card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans	For individual card holders, score of below 7 in Shinhan Card’s internal behavior scoring system For corporate cardholders, same as corporate loans

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

(*2)	The Bank holds collateral against due from banks and loans to customers in the form of mortgage interests over property, other registered securities over assets, and guarantees. Estimates of quantification of the extent to which collateral mitigate credit risk are based on the fair value of collateral.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(c)	Information related to impairment for due from banks and loans (continued)

iii)	Aging analysis of due from banks and loans that were past due but not impaired as of December 31, 2016 and 2015 were as follows:

	December 31, 2016
	Retail		Corporate	Total
Within 30 days	￦	222,823	87,007	309,830
30~60 days		42,312	36,549	78,861
60~90 days		28,146	15,528	43,674
More than 90 days		13,423	5	13,428

		306,704	139,089	445,793
Less: allowance		(31,998)	(8,803)	(40,801)

	￦	274,706	130,286	404,992

Mitigation of credit risk due to collateral	￦	223,934	80,389	304,323

	December 31, 2015
	Retail		Corporate	Total
Within 30 days	￦	236,905	45,439	282,344
30~60 days		44,539	18,800	63,339
60~90 days		22,440	8,144	30,584
More than 90 days		11,807	1,700	13,507

		315,691	74,083	389,774
Less: allowance		(29,586)	(4,224)	(33,810)

	￦	286,105	69,859	355,964

Mitigation of credit risk due to collateral	￦	239,509	47,152	286,661

iv)	Mitigation of credit risk due to the collateral of impaired due from banks and loans, net of allowance, as of December 31, 2016 and 2015 were as follows:

	December 31, 2016
	Retail		Corporate	Total
Impaired	￦	245,773	891,539	1,137,312
Less: allowance		(111,217)	(418,019)	(529,236)

	￦	134,556	473,520	608,076

Mitigation of credit risk due to collateral	￦	95,199	382,167	477,366

	December 31, 2015
	Retail		Corporate	Total
Impaired	￦	233,892	982,354	1,216,246
Less: allowance		(99,943)	(463,114)	(563,057)

	￦	133,949	519,240	653,189

Mitigation of credit risk due to collateral	￦	102,653	312,058	414,711

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(d)	Credit rating

i)	Credit ratings of debt securities as of December 31, 2016 and 2015 were as follows:

	December 31, 2016
	Trading assets		Available-for-sale financial assets	Held-to-maturity financial assets	Total
AAA	￦	1,251,167	16,411,486	10,464,755	28,127,408
AA- to AA+		20,050	3,440,100	340,659	3,800,809
A- to A+		2,353,020	2,213,032	140,338	4,706,390
BBB- to BBB+		682,779	988,533	120,494	1,791,806
Lower than BBB-		14,978	85,197	—	100,175
Unrated		3,102,168	674,687	31,011	3,807,866

	￦	7,424,162	23,813,035	11,097,257	42,334,454

	December 31, 2015
	Trading assets		Available-for-sale financial assets	Held-to-maturity financial assets	Total
AAA	￦	902,570	16,518,009	9,082,331	26,502,910
AA- to AA+		80,131	1,446,950	320,755	1,847,836
A- to A+		1,772,747	1,806,960	330,465	3,910,172
BBB- to BBB+		516,696	716,343	—	1,233,039
Lower than BBB-		75,916	85,626	—	161,542
Unrated		2,546,781	565,812	—	3,112,593

	￦	5,894,841	21,139,700	9,733,551	36,768,092

ii)	The credit qualities of securities debt securities according to the credit ratings by external rating agencies were as follows:

	KIS(*1)	KR(*2)	S&P	Fitch	Moody’s
AAA	—	—	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1)	KIS: Korea Investors Service
(*2)	KR: Korea Ratings

iii)	Credit status of debt securities as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Neither past due nor impaired	￦	42,334,454	36,768,092
Impaired		—	—

	￦	42,334,454	36,768,092

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(e)	There are no assets acquired by executing collateral rights as of December 31, 2016 and 2015.

(f)	Concentration by geographic location

An analysis of concentration by geographic location for financial assets including due from banks and loans, net of allowance, as of December 31, 2016 and 2015 were as follows:

	December 31, 2016
	Korea		U.S.A	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	￦	2,247,525	491,573	467,733	66,466	1,595,738	2,030,339	6,899,374
Retail		102,687,887	184,190	3,259	898	181,815	157,893	103,215,942
Government		9,425,879	231,207	—	—	—	143,165	9,800,251
Corporate		89,503,322	972,600	447	500,652	548,240	3,176,491	94,701,752

		203,864,613	1,879,570	471,439	568,016	2,325,793	5,507,888	214,617,319

Trading assets		7,424,162	—	—	—	—	247,845	7,672,007
Available-for-sale financial assets		22,849,730	325,674	40,661	—	138,639	458,331	23,813,035
Held-to-maturity financial assets		10,967,508	9,246	—	—	—	120,503	11,097,257

	￦	245,106,013	2,214,490	512,100	568,016	2,464,432	6,334,567	257,199,618

	December 31, 2015
	Korea		U.S.A	Japan	Vietnam	China	Other	Total
Due from banks and loans:
Banks	￦	2,386,409	175,934	317,192	266,057	1,683,710	1,483,244	6,312,546
Retail		96,643,416	182,219	5,201	181	66,190	146,934	97,044,141
Government		14,747,346	254,244	—	—	—	90,752	15,092,342
Corporate		87,708,901	740,746	446	378,350	656,473	2,766,958	92,251,874

		201,486,072	1,353,143	322,839	644,588	2,406,373	4,487,888	210,700,903

Trading assets		5,894,841	—	—	—	—	149,220	6,044,061
Available-for-sale financial assets		20,736,831	110,006	22,335	—	5,900	264,628	21,139,700
Held-to-maturity financial assets		9,733,551	—	—	—	—	—	9,733,551

	￦	237,851,295	1,463,149	345,174	644,588	2,412,273	4,901,736	247,618,215

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-1.	Credit risk (continued)

(g)	Concentration by industry sector

An analysis of concentration by industry sector for financial assets including due from banks and loans, net of allowance, as of December 31, 2016 and 2015 were as follows:

	December 31, 2016
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Others	Retail customers	Total
Due from banks and loans:
Banks	￦	6,312,694	—	—	110,443	476,237	—	6,899,374
Retail		—	—	—	—	—	103,215,942	103,215,942
Government		9,770,389	3,990	—	3,315	22,557	—	9,800,251
Corporate		2,200,571	37,226,736	13,343,174	17,394,960	24,536,311	—	94,701,752

		18,283,654	37,230,726	13,343,174	17,508,718	25,035,105	103,215,942	214,617,319

Trading assets		5,049,213	579,068	870,993	85,713	1,087,020	—	7,672,007
Available-for-sale financial assets		18,478,023	662,599	80,941	351,962	4,239,510	—	23,813,035
Held-to-maturity financial assets		4,034,782	24,179	—	62,881	6,975,415	—	11,097,257

	￦	45,845,672	38,496,572	14,295,108	18,009,274	37,337,050	103,215,942	257,199,618

	December 31, 2015
	Finance and insurance		Manu- facturing	Retail and wholesale	Real estate and service	Others	Retail customers	Total
Due from banks and loans:
Banks	￦	5,597,796	—	—	67,609	647,141	—	6,312,546
Retail		—	—	—	—	—	97,044,141	97,044,141
Government		14,812,549	—	—	—	279,793	—	15,092,342
Corporate		2,109,746	36,315,980	12,607,607	17,002,344	24,216,197	—	92,251,874

		22,520,091	36,315,980	12,607,607	17,069,953	25,143,131	97,044,141	210,700,903

Trading assets		4,081,266	341,801	499,979	19,969	1,101,046	—	6,044,061
Available-for-sale financial assets		16,791,161	576,786	60,612	188,484	3,522,657	—	21,139,700
Held-to-maturity financial assets		3,489,862	—	—	73,578	6,170,111	—	9,733,551

	￦	46,882,380	37,234,567	13,168,198	17,351,984	35,936,945	97,044,141	247,618,215

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

4.	Financial risk management (continued)

4-2.	Market risk

Market risk is the risk that changes in market price such as interest rates, equity prices, foreign exchange rates, etc. will affect the Bank’s income. Trading position is exposed to the risk such as interest rates, equity prices, foreign exchange rates, etc. and non-trading position is mainly exposed to interest rates. The Bank separates and manages its exposure to market risk between trading and non-trading position.

Overall authority for market risk is vested in the Bank’s Asset & Liability Management Committee (“ALM Committee”). The Risk Management Department is responsible for the development of detailed risk management policies which are subject to review and approval by the ALM Committee and for the day-to-day review of their implementation. The ALM Committee also sets Value at Risk (VaR) limit, damage limit, sensitivity limit, investment limits, position limits, and stress damage limits of each department and desk. The Risk Management Department monitors operation departments and reports regularly to the ALM Committee and the Risk Management Committee.

Before launching a new product from each business unit, the Bank is required to perform an objective analysis of the risk evaluation and examination of fair value measurement method from the Risk Management Department or Fair Value Evaluation Committee. The Derivative and Structured Product Risk Review Committee reviews the related risk exposure and investment limit.

(a)	Market risk management of trading positions

Trading position includes securities, foreign exchange position, and derivatives which are traded for profits.

Trading data of foreign exchange, stocks, bonds and derivatives from trading positions are tracked and daily risk limits are systematically monitored based on the Bank’s risk management parameters. Statistical analysis that complements the above risk management process and stress testing is performed regularly in order to manage the impact and loss of rapid economic changes. These risk management processes enable the Bank to manage the scale of potential losses within a certain range when a crisis occurs.

i)	Measurement method on market risk arising from trading position

The principal tool used to measure and control market risk exposure within the Bank’s trading position is VaR. The VaR of a trading position is the estimated loss that will arise on the portfolio over a specified period of time (ten days holding period) from an adverse market movement with a specified probability (confidence level). The Bank measures market risk based on 99% confidence level by using the VaR model based on historical simulation.

VaR is a commonly used market risk management technique. However, VaR estimates possible losses over a certain period at a particular confidence level using the historical market movement data. The use of historical market movement data as a basis for determining the possible range of future outcome may not always cover all possible scenarios, especially those of an exceptional nature. VaR models assume that a holding period of generally one to ten days is sufficient prior to liquidating the underlying positions, but this may not be the case for certain highly illiquid assets or in situations in which there is severe general market illiquidity.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-2.	Market risk (continued)

(a)	Market risk management of trading positions (continued)

The Bank directly applies the historical changes in interest rates, equity prices, and foreign exchange rates to current position. The actual outputs are regularly monitored by testing the effectiveness of assumptions, measurements and parameter. The application of this method does not prevent loss from larger market movement that exceeds the acceptable parameter.

VaR limit related to the operation of trading and non-trading portfolio is determined by management annually. VaR is measured at least daily. The quality of VaR model is monitored consistently by examining the VaR results related to trading book.

ii)	VaR of trading position

An analysis of trading position VaR for the years ended December 31, 2016 and 2015 were as follows:

	2016
	Average		Maximum	Minimum	Year end
Interest rate risk	￦	33,246	48,851	18,764	44,447
Equity risk		5,161	5,787	4,815	5,484
Foreign currency risk(*)		56,089	61,389	53,678	60,088
Volatility risk		149	256	101	221
Commodity risk		13	35	—	21
Covariance		(38,677)	(54,670)	(24,272)	(49,278)

	￦	55,981	61,648	53,086	60,983

	2015
	Average		Maximum	Minimum	Year end
Interest rate risk	￦	37,341	43,746	33,849	35,976
Equity risk		8,258	9,049	6,995	7,056
Foreign currency risk(*)		45,102	54,459	36,549	44,475
Volatility risk		355	550	262	262
Commodity risk		5	21	—	3
Covariance		(35,789)	(45,895)	(25,953)	(30,699)

	￦	55,272	61,930	51,702	57,073

(*)	The Bank measured foreign currency risk arising from trading position and non-trading position.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-2.	Market risk (continued)

(b)	Market risk management of non-trading positions

The most critical market risk that arises from non-trading position is the interest rate risk. Accordingly, the Bank measures and manages market risk for non-trading position by taking into account effects of interest rate changes on both its net asset value and income. Interest rate risk is the risk of loss from fluctuations in the future cash flows or fair values of financial instruments because of a change in market interest rates.

Interest rate risk is managed principally through monitoring interest rate gaps and by having pre-approved limits for repricing bands. The ALM Committee is the monitoring body for compliance with these limits including establishing policies and setting the limits and is assisted by the Risk Management Department in its day-to-day monitoring activities.

i)	Measurement method on market risk arising from non-trading position

The Bank measures and manages interest rate risk by using various analyses such as interest rate gap, duration gap, and NII (Net Interest Income) simulation of each scenario through the ALM system (OFSA). The Bank also monitors interest rate VaR, earnings at risk (“EaR”), and gap rate of interest rate by setting the limits on a monthly basis.

The Bank measures interest rate VaR by using standard modified duration and interest rate volatility, and interest rate EaR by using impact period by maturity period and interest rate volatility based on a standard methodology provided by Bank for International Settlements (“BIS”).

ii)	Interest rate VaR and EaR for non-trading positions

Interest rate VaR and EaR for non-trading positions which were measured by the standard methodology provided by BIS as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Interest rate VaR	￦	652,266	710,719
Interest rate EaR		24,811	163,054

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-2.	Market risk (continued)

(c)	Foreign exchange risk

The Bank manages foreign currency risk based on general positions which includes all spot and future foreign currency positions, etc. The ALM Committee oversees the Bank’s foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currencies open position. The Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage the Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. The Bank’s foreign exchange transactions are mainly conducted in the U.S. dollar (USD), Japanese yen (JPY), euro (EUR) and Chinese yuan (CNY). Other foreign currencies are narrowly traded.

Foreign currency denominated assets and liabilities as of December 31, 2016 and 2015 were as follows:

	December 31, 2016
	USD		JPY	EUR	CNY	Others	Total
Assets
Cash and due from banks	￦	1,388,958	124,350	115,040	32,072	215,820	1,876,240
Trading assets		44,678	—	—	—	247,845	292,523
Derivative assets		59,340	107	—	—	400	59,847
Loans		14,612,771	740,119	894,473	51,808	1,997,070	18,296,241
Available-for-sale financial assets		1,130,056	—	4,178	—	152,459	1,286,693
Held-to-maturity financial assets		26,584	—	—	—	127,335	153,919
Other financial assets		1,690,010	367,034	117,092	263,518	90,258	2,527,912

		18,952,397	1,231,610	1,130,783	347,398	2,831,187	24,493,375

Liabilities
Deposits		9,284,612	675,774	372,817	73,852	1,173,016	11,580,071
Trading liabilities		—	—	—	—	485,995	485,995
Derivative liabilities		105,380	—	—	—	295	105,675
Borrowings		5,777,706	282,223	169,869	6,643	159,164	6,395,605
Debt securities issued		3,857,223	103,681	152,112	207,912	34,438	4,355,366
Other financial liabilities		1,999,552	435,054	181,817	265,293	162,242	3,043,958

		21,024,473	1,496,732	876,615	553,700	2,015,150	25,966,670

Net assets (liabilities)		(2,072,076)	(265,122)	254,168	(206,302)	816,037	(1,473,295)

Off-balance
Derivative exposures		2,063,897	(15,111)	(282,164)	86,910	(753,040)	1,100,492

Net position	￦	(8,179)	(280,233)	(27,996)	(119,392)	62,997	(372,803)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-2.	Market risk (continued)

(c)	Foreign exchange risk (continued)

	December 31, 2015
	USD		JPY	EUR	CNY	Others	Total
Assets
Cash and due from banks	￦	1,624,179	113,495	84,579	17,524	184,084	2,023,861
Trading assets		—	—	—	—	149,220	149,220
Derivative assets		76,151	30	2,596	—	129	78,906
Loans		14,381,910	813,764	777,221	25,057	1,256,734	17,254,686
Available-for-sale financial assets		817,339	—	16,979	—	171,000	1,005,318
Held-to-maturity financial assets		—	—	—	—	4,222	4,222
Other financial assets		2,225,712	251,200	125,560	505,737	63,751	3,171,960

		19,125,291	1,178,489	1,006,935	548,318	1,829,140	23,688,173

Liabilities
Deposits		7,336,845	886,396	207,096	43,362	687,221	9,160,920
Trading liabilities		—	—	—	—	453,605	453,605
Derivative liabilities		58,210	19	—	—	77	58,306
Borrowings		6,659,517	185,239	287,704	5,176	35,398	7,173,034
Debt securities issued		3,131,783	291,603	153,664	216,660	144,381	3,938,091
Other financial liabilities		2,368,280	162,939	335,866	511,944	184,147	3,563,176

		19,554,635	1,526,196	984,330	777,142	1,504,829	24,347,132

Net assets (liabilities)		(429,344)	(347,707)	22,605	(228,824)	324,311	(658,959)

Off-balance
Derivative exposures		737,265	96,937	(55,922)	100,387	(362,963)	515,704

Net position	￦	307,921	(250,770)	(33,317)	(128,437)	(38,652)	(143,255)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

4.	Financial risk management (continued)

4-3.	Liquidity risk

Liquidity risk is the risk that the Bank will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Risk Policy Committee is responsible for establishing policies and setting the limits related to liquidity risk management. The Risk Management Department evaluates and manages the Bank’s overall liquidity risk and monitors compliance of all operating subsidiaries and foreign branches with limits on a daily basis.

The Bank applies the following basic principles for liquidity risk management:

•	raise funding in sufficient amounts at the optimal time and reasonable costs;

•	maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;

•	secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

•	monitor and manage daily and intra-daily liquidity positions and risk exposures as to timely payment and settlement of financial obligations due under both normal and crisis situations;

•	conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and

•	consider liquidity-related costs, benefits and risks in determining the price of products and services, employee performance evaluations and approval of launching new products and services.

The Bank manages its liquidity risk within the limits set on won and foreign currency by using various analysis methods such as liquidity gap, real liquidity gap and loan-deposit ratio through the ALM system and various indices including risk limits, early warning index, and monitoring index.

The following table presents the Bank’s cash flows of financial assets and financial liabilities. The amounts disclosed in the table are the contractual undiscounted cash flows. Since the effect of the discount is not important for the balance with the maturities of less than 12 months, the amount is the same as the book value.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-3.	Liquidity risk (continued)

(a)	Contractual maturities for financial instruments

Contractual maturities for financial assets and financial liabilities as of December 31, 2016 and 2015 were as follows:

	December 31, 2016
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Assets
Cash and due from banks	￦	9,640,895	14,680	1,778	—	470	—	9,657,823
Trading assets		9,277,441	—	—	—	—	—	9,277,441
Derivative assets		2,595,860	43,781	62,792	118,786	270,886	117,375	3,209,480
Loans		18,243,701	24,769,681	33,551,388	49,863,205	54,209,095	46,716,599	227,353,669
Available-for-sale financial assets		24,976,025	—	—	—	—	1,526,767	26,502,792
Held-to-maturity financial assets		41,285	164,525	127,523	1,291,806	9,260,051	1,386,961	12,272,151
Other financial assets		10,697,405	—	—	—	1,108,311	—	11,805,716

	￦	75,472,612	24,992,667	33,743,481	51,273,797	64,848,813	49,747,702	300,079,072

Liabilities
Financial liabilities designated at fair value through profit or loss	￦	35	—	1,916	—	4,598	—	6,549
Deposits		112,374,692	19,951,625	27,152,389	45,764,375	8,557,646	1,086,807	214,887,534
Trading liabilities		485,995	—	—	—	—	—	485,995
Derivative liabilities		2,478,244	24,418	29,040	27,249	81,619	26,054	2,666,624
Borrowings		4,961,013	1,690,847	1,073,366	2,419,488	3,405,191	602,162	14,152,067
Debt securities issued		622,461	1,188,455	3,075,140	3,931,525	9,958,411	4,028,492	22,804,484
Other financial liabilities		12,039,289	—	—	—	121,158	—	12,160,447

	￦	132,961,729	22,855,345	31,331,851	52,142,637	22,128,623	5,743,515	267,163,700

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-3.	Liquidity risk (continued)

(a)	Contractual maturities for financial instruments (continued)

	December 31, 2015
	Less than 1 month		1~3 months	3~6 months	6 months~ 1 year	1~5 years	More than 5 years	Total
Assets
Cash and due from banks	￦	13,120,313	5,876	11,756	—	—	—	13,137,945
Trading assets		6,750,765	—	—	—	—	—	6,750,765
Derivative assets		1,602,132	200,356	63,397	79,454	138,195	42,056	2,125,590
Loans		18,287,616	23,212,448	31,131,950	47,381,117	51,756,561	48,555,051	220,324,743
Available-for-sale financial assets		23,069,621	—	—	—	—	869,341	23,938,962
Held-to-maturity financial assets		15,301	109,177	388,673	738,878	8,031,642	1,733,090	11,016,761
Other financial assets		6,029,770	—	—	—	3,465,748	—	9,495,518

	￦	68,875,518	23,527,857	31,595,776	48,199,449	63,392,146	51,199,538	286,790,284

Liabilities
Financial liabilities designated at fair value through profit or loss	￦	—	—	491	—	13,675	—	14,166
Deposits		100,271,940	20,307,377	24,651,552	47,909,253	8,399,311	1,020,950	202,560,383
Trading liabilities		463,766	—	—	—	—	—	463,766
Derivative liabilities		1,464,777	22,756	16,357	28,301	59,384	30,157	1,621,732
Borrowings		3,366,640	2,182,511	1,271,735	2,050,705	3,674,874	543,234	13,089,699
Debt securities issued		344,194	1,475,375	1,546,216	5,504,832	9,884,763	2,964,351	21,719,731
Other financial liabilities		14,732,746	—	—	—	124,327	—	14,857,073

	￦	120,644,063	23,988,019	27,486,351	55,493,091	22,156,334	4,558,692	254,326,550

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	The undiscounted cash flows were classified based on the earliest dates for obligation repayment. Trading assets and available-for-sale financial assets except for assets restricted for sale for certain periods were included in the less than 1 month.

(b)	Contractual maturities for off balance sheet items

Financial guarantees such as financial guarantee contracts, loan commitments and others provided by the Bank are classified based on the earliest date at which the Bank should fulfill the obligation under the guarantee when the counterparty requests for the payment.

Off balance items as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Financial guarantee contracts	￦	5,935,702	5,314,941
Loan commitments and others		72,056,734	73,024,178

	￦	77,992,436	78,339,119

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

4.	Financial risk management (continued)

4-4.	Measurement of fair value

The fair value which the Bank primarily uses for measurement of financial instruments are the published price quotations in an active market which are based on the market prices or the dealer price quotations of financial instruments traded in an active market where available, which is the best evidence of fair value.

If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service. The Bank uses diverse valuation techniques under reasonable assumptions which are based on the inputs observable in markets at the end of each reporting period.

Valuation techniques include using the recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. For example, the fair value for interest swaps is the present value of estimated future cash flows, and fair value for foreign exchange forwards contracts is measured by using the published forward exchange rate at the end of each reporting period.

The Bank classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

(i)	Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1.

(ii)	Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

(iii)	Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value

i)	The table below analyzes financial instruments measured at the fair value as of December 31, 2016 and 2015 by the level in the fair value hierarchy into which the fair value measurement is categorized:

	December 31, 2016
	Level 1		Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	￦	555,329	6,868,833	—	7,424,162
Equity securities		4,994	1,600,440	—	1,605,434
Gold/silver deposits		247,845	—	—	247,845
Derivative assets:
Trading		—	2,535,128	25,370	2,560,498
Hedging		—	7,520	7,665	15,185
Available-for-sale financial assets:
Debt securities		6,445,116	17,367,919	—	23,813,035
Equity securities		596,538	988,791	1,104,428	2,689,757

	￦	7,849,822	29,368,631	1,137,463	38,355,916

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	—	4,277	2,005	6,282
Trading liabilities:
Gold/silver deposits		485,995	—	—	485,995
Derivative liabilities:
Trading		—	2,443,746	3,803	2,447,549
Hedging		—	74,524	259,127	333,651

	￦	485,995	2,522,547	264,935	3,273,477

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

	December 31, 2015
	Level 1		Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	￦	632,613	5,262,228	—	5,894,841
Equity securities		6,427	700,277	—	706,704
Gold/silver deposits		149,220	—	—	149,220
Derivative assets:
Trading		—	1,547,548	7,689	1,555,237
Hedging		—	24,824	27,898	52,722
Available-for-sale financial assets:
Debt securities		7,774,284	13,365,416	—	21,139,700
Equity securities		1,040,313	880,061	878,888	2,799,262

	￦	9,602,857	21,780,354	914,475	32,297,686

Financial liabilities
Financial liabilities designated at fair value through profit or loss	￦	—	10,542	2,967	13,509
Trading liabilities
Securities sold		10,161	—	—	10,161
Gold/silver deposits		453,605	—	—	453,605
Derivative liabilities:
Trading		—	1,440,354	5,416	1,445,770
Hedging		—	31,589	91,972	123,561

	￦	463,766	1,482,485	100,355	2,046,606

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

ii)	There was no transfer between level 1 and level 2 for the years ended December 31, 2016 and 2015.

iii)	Changes in level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the years ended December 31, 2016 and 2015 were as follows:

	2016
	Available-for-sale financial assets		Net derivative instruments	Financial liabilities designated at fair value through profit or loss	Total
Beginning balance	￦	878,888	(61,801)	(2,967)	814,120
Total gain or loss:
Recognized in profit or loss(*1)		13,470	(188,240)	(5)	(174,775)
Recognized in other comprehensive income		(37,397)	—	—	(37,397)
Purchases/issue		360,099	(1,163)	—	358,936
Settlements		(105,320)	1,621	967	(102,732)
Transfers into level 3(*2)		—	19,688	—	19,688
Transfers out of level 3(*2)		(5,312)	—	—	(5,312)

Ending balance	￦	1,104,428	(229,895)	(2,005)	872,528

	2015
	Available-for-sale financial assets		Net derivative instruments	Financial liabilities designated at fair value through profit or loss	Total
Beginning balance	￦	1,039,266	44,513	(3,085)	1,080,694
Total gain or loss:
Recognized in profit or loss(*1)		59,561	(89,761)	6	(30,194)
Recognized in other comprehensive income		(79,793)	—	—	(79,793)
Purchases/issue		214,975	2,050	(179)	216,846
Settlements		(291,622)	(18,542)	291	(309,873)
Transfers into level 3(*2)		1,397	—	—	1,397
Transfers out of level 3(*2)		(64,896)	(61)	—	(64,957)

Ending balance	￦	878,888	(61,801)	(2,967)	814,120

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

(*1)	Gains or losses among the changes in level 3 of the fair value hierarchy and gains or losses related to financial instruments that the Bank held as of December 31, 2016 and 2015 are presented in the statement of comprehensive income as follows:

	2016			2015
	Gains or losses recognized in profit or loss		Gains or losses recognized in profit or loss for financial instrument held at the end of the year	Gains or losses recognized in profit or loss	Gains or losses recognized in profit or loss for financial instrument held at the end of the year
Net trading income	￦	(1,016)	(1,016)	(122)	(122)
Gain on financial instruments designated at fair value through profit or loss		(5)	(5)	6	6
Net gain on sale of available-for-sale financial assets		22,042	483	123,215	—
Impairment loss on financial assets		(8,572)	(7,914)	(63,654)	(61,007)
Net other operating expenses		(187,224)	(187,224)	(89,639)	(89,639)

	￦	(174,775)	(195,676)	(30,194)	(150,762)

(*2)	These financial instruments were transferred into or out of level 3 as the availability of observable market data has changed. The Bank recognized transfers between levels of the fair value hierarchy as of the end of the reporting period during which the event or the change in circumstances that caused the transfer has occurred.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iv)	Valuation techniques and inputs used in measuring fair value

•	Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2016 and December 31, 2015 were as follows:

	December 31, 2016
	Type of financial instruments	Book value		Valuation techniques	Inputs
Financial assets
Trading assets	Debt securities Equity securities	￦	6,868,833 1,600,440	Discounted cash flow Net asset value	Discount rate Price of underlying assets

			8,469,273

Derivative assets	Trading Hedging		2,535,128 7,520	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.

			2,542,648

Available-for-sale financial assets	Debt securities Equity securities		17,367,919 988,791	Discounted cash flow Net asset value	Discount rate Price of underlying assets

			18,356,710

		￦	29,368,631

Financial liabilities
Financial liabilities designated at fair value through profit or loss	Deposits	￦	4,277	Option model	Discount rate, volatility, stock price index
Derivative liabilities	Trading Hedging		2,443,746 74,524	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.

			2,518,270

		￦	2,522,547

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iv)	Valuation techniques and inputs used in measuring fair value (continued)

	December 31, 2015
	Type of financial instruments	Book value		Valuation techniques	Inputs
Financial assets
Trading assets	Debt securities Equity securities	￦	5,262,228 700,277	Discounted cash flow Net asset value	Discount rate Price of underlying assets

			5,962,505

Derivative assets	Trading Hedging		1,547,548 24,824	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.

			1,572,372

Available-for-sale financial assets	Debt securities Equity securities		13,365,416 880,061	Discounted cash flow Net asset value	Discount rate Price of underlying assets

			14,245,477

		￦	21,780,354

Financial liabilities
Financial liabilities designated at fair value through profit or loss	Deposits	￦	10,542	Option model	Discount rate, volatility, stock price index
Derivative liabilities	Trading Hedging		1,440,354 31,589	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.

			1,471,943

		￦	1,482,485

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iv)	Valuation techniques and inputs used in measuring fair value (continued)

Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2016 and 2015 were as follows:

	December 31, 2016
	Valuation technique	Type of financial instrument	Book value		Significant unobservable input	Range of estimates for unobservable input
Financial assets
Derivative assets	Option model(*)	Equity and foreign exchange related	￦	22,723	The volatility of the underlying asset	13.10%~21.99%
					Correlations	(-)19.03%
	Option model(*)	Interest rates related		10,312	The volatility of the underlying asset	0.54%~0.87%
					Regression coefficient	0.02%~2.05%
					Correlations	61.01%

				33,035

Available-for-sale financial assets	Discounted cash flow	Equity securities		1,104,428	Discount rate Growth rate	1.73%~18.49% 0.00%

			￦	1,137,463

Financial liabilities
Financial liabilities designated at fair value through profit or loss	Option model(*)	Equity related	￦	2,005	The volatility of the underlying asset Correlations	15.97%~29.44% (-)1.80%~61.10%

Derivative liabilities	Option model(*)	Equity and foreign exchange related		1,156	The volatility of the underlying asset	19.90%~33.69%
					Correlations	(-)19.03%~61.10%

	Option model(*)	Interest rates related		261,774	The volatility of the underlying asset	0.51%~0.87%
					Regression coefficient	0.02%~3.02%
					Correlations	42.93%~61.01%

				262,930

			￦	264,935

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iv)	Valuation techniques and inputs used in measuring fair value (continued)

	December 31, 2015
	Valuation technique	Type of financial instrument	Book value		Significant unobservable input	Range of estimates for unobservable input
Financial assets
Derivative assets	Option model(*)	Equity and foreign exchange related	￦	2,346	The volatility of the underlying asset	6.75%~34.62%
					Correlations	0.87%
	Option model(*)	Interest rates related		33,241	The volatility of the underlying asset	0.44%~0.65%
					Regression coefficient	0.02%~2.05%
					Correlations	49.53%~94.60%

				35,587

Available-for-sale financial assets	Discounted cash flow	Equity securities		878,888	Discount rate Growth rate	1.72%~20.65% 0.00%~2.50%

			￦	914,475

Financial liabilities
Financial liabilities designated at fair value through profit or loss	Option model(*)	Equity related	￦	2,967	The volatility of the underlying asset	22.20%~28.48%
					Correlations	15.43%~52.70%
Derivative liabilities	Option model(*)	Equity and foreign exchange related		64	The volatility of the underlying asset	10.20%~34.62%
					Correlations	0.87%~52.70%
	Option model(*)	Interest rates related		97,324	The volatility of the underlying asset	0.16%~0.65%
					Regression coefficient	0.02%~2.04%
					Correlations	31.38%~94.60%

				97,388

			￦	100,355

(*)	Option model that the Bank uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

v)	Sensitivity to changes in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit or loss, or other comprehensive income as of December 31, 2016 and 2015 were as follows:

December 31, 2016
Type of financial instrument		Profit for the year			Other comprehensive income
		Favorable change		Unfavorable change	Favorable change	Unfavorable change
Derivative assets(*1)	Equity and foreign exchange related	￦	1,652	(1,039)	—	—
	Interest rates related		1,397	(1,488)	—	—
Available-for-sale financial assets(*2)	Equity securities		—	—	12,673	(6,531)

		￦	3,049	(2,527)	12,673	(6,531)

Financial liabilities designated at fair value through profit or loss(*1)	Equity related	￦	1	(1)	—	—
Derivative liabilities(*1)	Equity and foreign exchange related		59	(68)	—	—
	Interest rates related		8,211	(9,424)	—	—

		￦	8,271	(9,493)	—	—

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

December 31, 2015
Type of financial instrument		Profit for the year			Other comprehensive income
		Favorable change		Unfavorable change	Favorable change	Unfavorable change
Derivative assets(*1)	Equity and foreign exchange related	￦	1,118	(719)	—	—
	Interest rates related		1,293	(5,100)	—	—
Available-for-sale financial assets(*2)	Equity securities		—	—	24,001	(6,839)

		￦	2,411	(5,819)	24,001	(6,839)

Financial liabilities designated at fair value through profit or loss(*1)	Equity related	￦	4	(4)	—	—
Derivative liabilities(*1)	Equity and foreign exchange related		11	(9)	—	—
	Interest rates related		4,218	(14,421)	—	—

		￦	4,233	(14,434)	—	—

(*1)	Based on 10% of increase or decrease in volatility of underlying assets or correlation.
(*2)	Based on changes in growth rate (0%~1%) and discount rate (-1%~1%).

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	The financial instruments measured at amortized cost

i)	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks	The book value and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. Therefore, the book value for deposits approximates fair value.

Loans	The fair value of loans is measured by discounting the expected cash flows at the market interest rate, credit risk, etc.

Held-to-maturity financial assets	The fair value of held-to-maturity financial assets is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date.

Deposits and borrowings	The book amount and the fair value for demand deposits, cash management account deposits and call money as short-term instruments are identical. The fair value of others is measured by discounting the contractual cash flows at the market interest rate that takes into account the residual risk.

Debt securities issued	The fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no observable market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	The financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2016 and 2015 were as follows:

	December 31, 2016
	Book value
	Balance		Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks:
Cash	￦	1,669,277	—	—	1,669,277	1,669,277
Due from banks		7,985,154	—	(1,311)	7,983,843	7,983,843
Loans:
Household loans		93,629,743	319,007	(254,408)	93,694,342	94,240,314
Corporate loans		107,064,233	57,763	(996,410)	106,125,586	106,726,162
Public and others		2,092,423	1,204	(7,682)	2,085,945	2,096,380
Loans to bank		4,733,065	—	(5,462)	4,727,603	4,727,748
Held-to-maturity financial assets:
Government bonds		6,634,424	—	—	6,634,424	6,811,858
Financial institutions bonds		680,918	—	—	680,918	685,090
Corporate bonds and others		3,781,915	—	—	3,781,915	3,808,886
Other financial assets		11,805,716	(32,539)	(25,360)	11,747,817	11,770,356

	￦	240,076,868	345,435	(1,290,633)	239,131,670	240,519,914

Liabilities
Deposits:
Demand deposits	￦	88,657,290	—	—	88,657,290	88,657,290
Time deposits		109,477,445	—	—	109,477,445	109,465,602
Negotiable certificates of deposits		5,827,823	—	—	5,827,823	5,850,737
Note discount deposits		4,581,276	—	—	4,581,276	4,581,110
CMA(*)		2,473,048	—	—	2,473,048	2,473,048
Others		26,799	—	—	26,799	26,800
Borrowings:
Call money		592,819	—	—	592,819	592,819
Bill sold		12,427	—	—	12,427	12,407
Bonds sold under repurchase agreements		380,037	—	—	380,037	380,037
Borrowings		12,960,318	(723)	—	12,959,595	12,974,010
Due to Bank of Korea in foreign currency		—	—	—	—	—
Debt securities issued:
Debt securities issued in won		16,604,738	(19,599)	—	16,585,139	16,652,141
Debt securities issued in foreign currency		4,355,367	(17,180)	—	4,338,187	4,345,499
Other financial liabilities		12,226,777	(2,404)	—	12,224,373	12,203,270

	￦	258,176,164	-39906	—	258,136,258	258,214,770

(*)	CMA: Cash management account deposits

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	The financial instruments measured at amortized cost (continued)

	December 31, 2015
	Book value					Fair value
	Balance		Unamortized balance	Allowance	Total
Assets
Cash and due from banks:
Cash	￦	1,823,134	—	—	1,823,134	1,823,134
Due from banks		11,312,628	—	(633)	11,311,995	11,311,995
Loans:
Household loans		88,085,947	293,118	(219,664)	88,159,401	89,344,666
Corporate loans		105,950,060	48,500	(1,067,730)	104,930,830	105,878,987
Public and others		2,129,768	2,183	(7,961)	2,123,990	2,132,915
Loans to bank		4,181,274	—	(6,587)	4,174,687	4,181,086
Held-to-maturity financial assets:
Government bonds		5,638,796	—	—	5,638,796	5,914,323
Financial institutions bonds		351,420	—	—	351,420	360,750
Corporate bonds and others		3,743,335	—	—	3,743,335	3,813,067
Other financial assets		9,495,517	(41,830)	(41,213)	9,412,474	9,445,934

	￦	232,711,879	301,971	(1,343,788)	231,670,062	234,206,857

Liabilities
Deposits:
Demand deposits	￦	79,490,427	—	—	79,490,427	79,490,427
Time deposits		109,379,582	—	—	109,379,582	109,570,875
Negotiable certificates of deposits		4,072,668	—	—	4,072,668	4,089,777
Note discount deposits		3,018,551	—	—	3,018,551	3,018,428
CMA(*)		2,280,816	—	—	2,280,816	2,280,816
Others		30,088	—	—	30,088	30,092
Borrowings:
Call money		92,458	—	—	92,458	92,458
Bill sold		24,245	—	—	24,245	24,198
Bonds sold under repurchase agreements		366,912	—	—	366,912	366,912
Borrowings		12,321,357	(1,684)	—	12,319,673	12,355,833
Due to Bank of Korea in foreign currency		71,810	—	—	71,810	71,840
Debt securities issued:
Debt securities issued in won		15,989,119	(31,794)	—	15,957,325	16,248,094
Debt securities issued in foreign currency		3,938,091	(10,805)	—	3,927,286	3,970,791
Other financial liabilities		14,924,631	(2,651)	—	14,921,980	14,900,944

	￦	246,000,755	(46,934)	—	245,953,821	246,511,485

(*)	CMA: Cash management account deposits

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	Financial instruments measured at amortized cost (continued)

iii)	The fair value hierarchy of financial instruments which are not measured at fair value in the separate statement of financial position as of December 31, 2016 and 2015 were as follows:

	December 31, 2016
	Level 1		Level 2	Level 3	Total
Assets
Cash and due from banks:
Cash	￦	1,669,277	—	—	1,669,277
Due from banks		—	7,983,843	—	7,983,843
Loans:
Household loans		—	—	94,240,314	94,240,314
Corporate loans		—	—	106,726,162	106,726,162
Public and others		—	—	2,096,380	2,096,380
Loans to bank		—	1,570,196	3,157,552	4,727,748
Held-to-maturity financial assets:
Government bonds		2,017,133	4,794,725	—	6,811,858
Financial institutions bonds		600,846	84,244	—	685,090
Corporate bonds and others		—	3,808,886	—	3,808,886
Other financial assets		—	9,790,287	1,980,069	11,770,356

	￦	4,287,256	28,032,181	208,200,477	240,519,914

Liabilities
Deposits:
Demand deposits	￦	—	88,657,290	—	88,657,290
Time deposits		—	—	109,465,602	109,465,602
Negotiable certificates of deposits		—	—	5,850,737	5,850,737
Note discount deposits		—	—	4,581,110	4,581,110
Cash management account		—	2,473,048	—	2,473,048
Others		—	—	26,800	26,800
Borrowings:
Call money		—	592,819	—	592,819
Bill sold		—	—	12,407	12,407
Bonds sold under repurchase agreements		—	—	380,037	380,037
Borrowings		—	—	12,974,010	12,974,010
Due to Bank of Korea in foreign currency		—	—	—	—
Debt securities issued:
Debt securities issued in won		—	13,123,754	2,439,722	15,563,476
Debt securities issued in foreign currency		—	4,345,499	—	4,345,499
Other financial liabilities		—	4,651,912	7,551,358	12,203,270

	￦	—	113,844,322	143,281,783	257,126,105

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	Financial instruments measured at amortized cost (continued)

	December 31, 2015
	Level 1		Level 2	Level 3	Total
Assets
Cash and due from banks:
Cash	￦	1,823,134	—	—	1,823,134
Due from banks		—	11,311,995	—	11,311,995
Loans:
Household loans		—	—	89,344,666	89,344,666
Corporate loans		—	—	105,878,987	105,878,987
Public and others		—	—	2,132,915	2,132,915
Loans to bank		—	937,640	3,243,446	4,181,086
Held-to-maturity financial assets:
Government bonds		2,131,593	3,782,730	—	5,914,323
Financial institutions bonds		102,921	257,829	—	360,750
Corporate bonds and others		—	3,813,067	—	3,813,067
Other financial assets		—	7,464,015	1,981,919	9,445,934

	￦	4,057,648	27,657,276	202,581,933	234,206,857

Liabilities
Deposits:
Demand deposits	￦	—	79,490,427	—	79,490,427
Time deposits		—	—	109,570,875	109,570,875
Negotiable certificates of deposits		—	—	4,089,777	4,089,777
Note discount deposits		—	—	3,018,428	3,018,428
CMA		—	2,280,816	—	2,280,816
Others		—	—	30,092	30,092
Borrowings:
Call money		—	92,458	—	92,458
Bill sold		—	—	24,198	24,198
Bonds sold under repurchase agreements		—	—	366,912	366,912
Borrowings		—	—	12,355,833	12,355,833
Due to Bank of Korea in foreign currency		—	—	71,840	71,840
Debt securities issued:		—
Debt securities issued in won		—	13,885,710	2,362,384	16,248,094
Debt securities issued in foreign currency		—	3,970,791	—	3,970,791
Other financial liabilities		—	7,284,256	7,616,688	14,900,944

	￦	—	107,004,458	139,507,027	246,511,485

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	Financial instruments measured at amortized cost (continued)

iv)	For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 as of December 31, 2016 and 2015 were as follows:

	December 31, 2016
	Type of financial instrument	Fair value(*)		Valuation technique	Inputs
Level 2	Held-to-maturity financial assets	￦	8,687,855		Discount rate
Level 3	Loans		206,220,408	Discounted cash flow	Discount rate, credit spread, prepayment rate
	Other financial assets		1,980,069		Discount rate

		￦	216,888,332

Level 2	Debt securities issued	￦	17,469,253		Discount rate
Level 3	Deposits		119,875,884		Discount rate
	Borrowings		7,824,101	Discounted cash flow	Discount rate
	Debt securities issued		2,439,722		Discount rate, regression coefficient, correlations
	Other financial liabilities		7,551,358		Discount rate

		￦	155,160,318

(*)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(b)	Financial instruments measured at amortized cost (continued)

	December 31, 2015
	Type of financial instrument	Fair value(*)		Valuation technique	Inputs
Level 2	Held-to-maturity financial assets	￦	7,853,626	Discounted cash flow	Discount rate
Level 3	Loans		200,600,014		Discount rate, credit spread, prepayment rate
	Other financial assets		1,981,919		Discount rate

		￦	210,435,559

Level 2	Debt securities issued	￦	17,856,501	Discounted cash flow	Discount rate
Level 3	Deposits		116,613,826		Discount rate
	Borrowings		7,808,466		Discount rate
	Debt securities issued		2,362,384		Discount rate, regression coefficient, correlations
	Other financial liabilities		7,616,688		Discount rate

		￦	152,257,865

(*)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

(c)	Deferred day one gain or loss for the year ended December 31, 2016 and for the year ended December 31, 2015 were as follows:

	2016
Type of financial instrument	Beginning balance		Deferred	Amortization	Ending balance
Financial liabilities designated at fair value through profit or loss	￦	(39)	—	27	(12)
Equity swap liabilities		38	—	(26)	12

	2015
Type of financial instrument	Beginning balance		Deferred	Amortization	Ending balance
Financial liabilities designated at fair value through profit or loss	￦	(64)	(8)	33	(39)
Equity swap liabilities		63	—	(25)	38

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(d)	Classification by category of financial instruments

Financial assets and liabilities were measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs were measured in accordance with the Bank’s valuation methodologies, which were described in Note 3.

The carrying amounts of each category of financial instruments as of December 31, 2016 and 2015 were as follows:

	December 31, 2016
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Held-to- maturity financial assets	Loans and receivables	Derivatives held for hedging	Total
Assets
Due from banks	￦	—	—	—	7,983,843	—	7,983,843
Trading assets		9,277,441	—	—	—	—	9,277,441
Derivatives		2,560,498	—	—	—	15,185	2,575,683
Loans		—	—	—	206,633,476	—	206,633,476
Available-for-sale financial assets		—	26,502,792	—	—	—	26,502,792
Held-to-maturity financial assets		—	—	11,097,257	—	—	11,097,257
Other financial assets		—	—	—	11,747,817	—	11,747,817

	￦	11,837,939	26,502,792	11,097,257	226,365,136	15,185	275,818,309

	December 31, 2016
	Trading liabilities		Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities
Deposits	￦	—	—	211,043,681	—	211,043,681
Trading liabilities		485,995	—	—	—	485,995
Financial liabilities designated at fair value through profit or loss		—	6,282	—	—	6,282
Derivatives		2,447,549	—	—	333,651	2,781,200
Borrowings		—	—	13,944,878	—	13,944,878
Debt securities issued		—	—	20,923,326	—	20,923,326
Other financial liabilities		—	—	12,224,373	—	12,224,373

	￦	2,933,544	6,282	258,136,258	333,651	261,409,735

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(d)	Classification by category of financial instruments (continued)

	December 31, 2015
	Financial assets at fair value through profit or loss		Available-for- sale financial assets	Held-to- maturity financial assets	Loans and receivables	Derivatives held for hedging	Total
Assets
Due from banks	￦	—	—	—	11,311,995	—	11,311,995
Trading assets		6,750,765	—	—	—	—	6,750,765
Derivatives		1,555,237	—	—	—	52,722	1,607,959
Loans		—	—	—	199,388,908	—	199,388,908
Available-for-sale financial assets		—	23,938,962	—	—	—	23,938,962
Held-to-maturity financial assets		—	—	9,733,551	—	—	9,733,551
Other financial assets		—	—	—	9,412,474	—	9,412,474

	￦	8,306,002	23,938,962	9,733,551	220,113,377	52,722	262,144,614

	December 31, 2015
	Trading liabilities		Financial liabilities designated at fair value through profit or loss	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities
Deposits	￦	—	—	198,272,132	—	198,272,132
Trading liabilities		463,766	—	—	—	463,766
Financial liabilities designated at fair value through profit or loss		—	13,509	—	—	13,509
Derivatives		1,445,770	—	—	123,561	1,569,331
Borrowings		—	—	12,875,098	—	12,875,098
Debt securities issued		—	—	19,884,611	—	19,884,611
Other financial liabilities		—	—	14,921,980	—	14,921,980

	￦	1,909,536	13,509	245,953,821	123,561	248,000,427

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-4.	Measurement of fair value (continued)

(e)	Financial instruments income and costs by category for the years ended December 31, 2016 and 2015 were as follows:

	2016
	Interest income (expense)		Fees and commission income (expense)	Impairment loss	Others	Total	Other Comprehensive loss
Trading assets	￦	111,606	6,782	—	(10,205)	108,183	—
Available-for-sale financial assets		406,714	—	(83,260)	498,233	821,687	(285,789)
Held-to-maturity financial assets		305,441	—	—	—	305,441	—
Loans and receivables		6,284,010	204,432	(638,586)	16,922	5,866,778	—
Trading liabilities		—	72	—	—	72	—
Financial liabilities designated at fair value through profit or loss		—	—	—	(206)	(206)	—
Financial liabilities measured at amortized cost		(2,978,630)	120	—	240,602	(2,737,908)	(13,845)
Net derivatives held for hedging		—	—	—	(247,598)	(247,598)	—

	￦	4,129,141	211,406	(721,846)	497,748	4,116,449	(299,634)

	2015
	Interest income (expense)		Fees and commission income (expense)	Impairment loss	Others	Total	Other Comprehensive loss
Trading assets	￦	87,607	5,855	—	149,871	243,333	—
Available-for-sale financial assets		443,945	—	(206,570)	564,147	801,522	(311,644)
Held-to-maturity financial assets		308,455	—	—	—	308,455	—
Loans and receivables		6,312,413	144,648	(591,988)	88,812	5,953,885	—
Trading liabilities		—	(6)	—	—	(6)	—
Financial liabilities designated at fair value through profit or loss		—	—	—	(16)	(16)	—
Financial liabilities measured at amortized cost		(3,281,172)	(5)	—	141,029	(3,140,148)	—
Net derivatives held for hedging		—	—	—	(141,138)	(141,138)	—

	￦	3,871,248	150,492	(798,558)	802,705	4,025,887	(311,644)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

4.	Financial risk management (continued)

4-5.	Capital risk management

Capital regulations applicable to banks were adopted in 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk. Building upon the initial Basel Capital Accord of 1988, capital regulations were developed to reflect additional risks as well. For the purpose of improving risk management and increasing capital adequacy of banks, capital adequacy standards based on the new Basel Capital Accord (Basel III) was implemented by the Financial Services Commission regulations beginning in December 1, 2013. Under these regulations, all domestic banks including the Bank were required to maintain a capital adequacy ratio of 8% and report whether the Bank meet the capital adequacy ratio to the Financial Services Commission.

Under the Banking Act, the capital of a bank is divided into two categories.

(a)	Tier 1 capital (Common equity Tier 1 capital + Additional Tier 1 capital)

i) Common equity Tier 1 capital: Common equity Tier 1 capital consists of capital stock, capital surplus, retained earnings (excluding regulatory reserve for loan loss), accumulated other comprehensive income and other disclosed reserves, and non-controlling interests that meet certain criteria.

ii) Additional Tier 1 capital: Additional Tier 1 capital consists of equity instrument that meet certain criteria for perpetual nature of the equity instrument, any related capital surplus, instruments issued by consolidated subsidiaries of the Group and held by third parties that meet certain criteria.

(b)	Tier 2 capital (Supplementary capital)

Tier 2 capital consists of instruments that meet certain criteria for loss absorption in case of liquidation, any related capital surplus, and instruments issued by consolidated subsidiaries of the Group and held by third parties that meet certain criteria.

The capital adequacy ratio of the Bank is calculated by ratios of Tier 1 and Tier 2 capital (less any capital deductions) to risk-weighted assets. Pursuant to Basel III, operational risk, such as inadequate procedures, loss risk by employees, internal systems, occurrence of unexpected events, as well as credit risk and market risk, is taken into account in calculating the risk-weighted assets.

The Bank evaluates and manages the capital adequacy ratio pursuant to internally developed standards. It means that the Bank assesses whether the level on ratio of available capital to economic capital is sufficient, or not. Economic capital is totalled taking into account in type of the risk (credit, market, operation, interest rate, liquidity, and concentration).

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-5.	Capital risk management (continued)

Details of capital categories and the capital adequacy ratio of the Bank as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Capital:
Common equity Tier 1 capital	￦	19,913,369	17,324,193
Additional Tier 1 capital		472,121	805,603

Tier 1 capital		20,385,490	18,129,796
Tier 2 capital		3,953,215	3,240,443

	￦	24,338,705	21,370,239

Total risk-weighted assets	￦	155,027,378	144,843,681

Capital adequacy ratio:
Common equity Tier 1 capital ratio		12.85%	11.96%
Tier 1 capital ratio		13.15%	12.52%
Tier 2 total capital ratio		2.55%	2.24%

Total capital ratio		15.70%	14.75%

The Bank maintains the total capital ratio of 8.0% or above, Tier 1 capital ratio of 6.0% or above and common equity capital ratio of 4.5% or above as described in the above table.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-6.	The transaction as a transfer of financial instrument

(a)	Transfers financial assets that are not derecognized

i)	Bonds sold under repurchase agreements as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Transferred asset:
Available-for-sale financial assets	￦	125,536	134,939
Held-to-maturity financial assets		374,086	349,528

	￦	499,622	484,467

Associated liabilities:
Bonds sold under repurchase agreements	￦	380,037	366,912

ii)	Securities loaned as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015	Lender
Government bonds	￦	40,186	29,788	Korea Securities Finance Corp.
Financial institutions bonds		260,014	130,019	Korea Securities Finance Corp., Korea Securities Depository

	￦	300,200	159,807

(b)	Qualify for derecognition and continuing involvement in financial assets.

There are no financial assets that meets the conditions of derecognition and in which the Bank has continuing involvement as of December 31, 2016 and 2015.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-7.	Offsetting financial assets and financial liabilities

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2016 and 2015 were as follows:

	December 31, 2016
	Gross amounts of recognized		Gross amounts of recognized financial assets and liabilities set off in the	Net amounts of financial assets and liabilities presented in	Related amounts not set off in the statement of financial position		Net amount
	financial assets and liabilities		statement of financial position	the statement of financial position	Financial instruments	Cash collateral received

Financial assets

Derivative assets(*1)	￦	2,571,192	—	2,571,192	4,950,273	287,143	1,379,621

Other financial assets(*1)		4,045,845	—	4,045,845
Bonds sold under repurchase agreements related collateral of securities(*2)		499,622	—	499,622	380,037	—	119,585
Bonds purchased under resale agreement (Loans)(*2)		3,475,156	—	3,475,156	3,475,156	—	—
Securities lent(*2)		300,200	—	300,200	300,200	—	—
Domestic exchange settlements receivables (*3)		30,365,320	24,299,035	6,066,285	—	—	6,066,285
Receivables from disposal of securities(*4)		1,891	494	1,397	—	—	1,396

	￦	41,259,226	24,299,529	16,959,697	9,105,666	287,143	7,566,887

Financial liabilities
Derivative liabilities(*1)	￦	2,776,727	—	2,776,727	4,950,273	467,195	1,013,231
Other financial liabilities (*1)		3,653,972	—	3,653,972
Bonds sold under repurchase agreements (Borrowings)(*2)		380,037	—	380,037	380,037	—	—
Securities sold		—	—	—	—	—	—
Domestic exchange settlement payables (*3)		25,221,294	24,299,035	922,259	922,259	—	—
Payable from purchase of securities(*4)		499	494	5	5	—	—

	￦	32,032,529	24,299,529	7,733,000	6,252,574	467,195	1,013,231

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

4.	Financial risk management (continued)

4-7.	Offsetting financial assets and financial liabilities (continued)

	December 31, 2015
	Gross amounts		Gross amounts of recognized financial assets and liabilities set off in the	Net amounts of financial assets and liabilities presented in the	Related amounts not set off in the statement of financial position
	of recognized financial assets and liabilities		statement of financial position	statement of financial position	Financial instruments	Cash collateral received	Net amount
Financial assets
Derivative assets(*1)	￦	1,605,684	—	1,605,684	6,182,907	—	887,440
Other financial assets(*1)		5,464,663	—	5,464,663
Bonds sold under repurchase agreements related collateral of securities(*2)		484,467	—	484,467	366,912	—	117,555
Bonds purchased under resale agreement (Loans)(*2)		5,028,080	—	5,028,080	5,028,080	—	—
Securities lent(*2)		159,807	—	159,807	159,807	—	—
Domestic exchange settlements receivables (*3)		27,204,105	24,896,522	2,307,583	—	—	2,307,583
Receivables from disposal of securities(*4)		2,117	523	1,594	—	—	1,594

	￦	39,948,923	24,897,045	15,051,878	11,737,706	—	3,314,172

Financial liabilities
Derivative liabilities(*1)	￦	1,566,725	—	1,566,725	6,205,671	—	506,168
Other financial liabilities (*1)		5,145,114	—	5,145,114
Bonds sold under repurchase agreements (Borrowings)(*2)		366,912	—	366,912	366,912	—	—
Domestic exchange settlement payables (*3)		10,161	—	10,161	10,161	—	—
Payable from purchase of securities(*4)		27,024,454	24,896,522	2,127,932	2,127,932	—	—

	￦	575	523	52	47	—	5

		34,113,941	24,897,045	9,216,896	8,710,723	—	506,173

(*1)	The Bank has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off.
(*2)	Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.
(*3)	The Bank has legally enforceable right to set off and settles financial assets and liabilities on a net basis. Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the separate statements of financial position.
(*4)	Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the separate statement of financial position because the Bank currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis. The effect of offsetting due to the establishment of ‘central counterparty (CCP) system’ is included in the amount.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

5.	Significant estimates and judgments

The preparation of separate financial statements requires the application of certain critical estimates and judgments relative to the future. Management’s estimated outcomes may differ from actual outcomes. The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a)	Income taxes

The Bank is subject to tax laws from various countries. In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes. The Bank has recognized current and deferred taxes that reflect tax consequence based on the best estimates in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(b)	Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques. The Bank determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period. Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(c)	Allowances for loan losses, guarantees and unused loan commitments

The Bank determines and recognizes allowances for losses on loans through impairment testing and recognizes a provision for guarantees and unused loan commitments. The accuracy of provisions of credit losses is determined by the methodology and assumptions used for expected cash flows for individually assessed allowances and collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

5.	Significant estimate and judgment (continued)

(d)	Defined benefit obligation

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income. Other significant assumptions related to defined benefit obligations are based on current market situations.

(e)	Impairment of available-for-sale equity investments

When there is a significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Bank considers the decline in the fair value of more than 30% against the original cost as “significant decline” and the status when the market price for marketable equity less than the carrying amounts of instruments for a six consecutive months as a “prolonged decline”.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

6.	Cash and due from banks

(a)	Cash and due from banks as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Cash	￦	1,669,277	1,823,134
Deposits in won:
Reserve deposits		2,718,354	7,794,542
Others		3,754,828	1,850,250

		6,473,182	9,644,792

Deposits in foreign currency:
Deposits		1,485,239	1,631,492
Time deposits		26,008	25,145
Others		725	11,199

		1,511,972	1,667,836

Allowance for impairment		(1,311)	(633)

	￦	9,653,120	13,135,129

(b)	Restricted due from banks as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Deposits in won:
Reserve deposits	￦	2,718,354	7,794,542
Others		3,754,358	1,850,250

		6,472,712	9,644,792

Deposits in foreign currency:
Deposits		849,959	1,477,059
Time deposits		18,128	17,580
Others		725	687

		868,812	1,495,326

	￦	7,341,524	11,140,118

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

7.	Trading assets

Trading assets as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Debt securities:
Government bonds	￦	335,899	582,538
Financial institutions bonds		586,715	250,225
Corporate bonds		86,663	40,332
Bills bought		4,095,573	3,139,887
Cash management accounts		2,319,312	1,881,859

		7,424,162	5,894,841

Equity securities:
Stocks		556	6,427
Beneficiary certificates		1,604,878	700,277

		1,605,434	706,704

Other:
Gold/silver deposits		247,845	149,220

	￦	9,277,441	6,750,765

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

8.	Derivatives

(a)	The notional amounts of derivatives as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Foreign currency related
Over the counter:
Currency forwards	￦	82,235,651	47,310,574
Currency swaps		27,268,230	19,384,776
Currency options		1,205,825	2,420,036

		110,709,706	69,115,386
Exchange traded:
Currency futures		70,093	67,976

		110,779,799	69,183,362

Interest rates related
Over the counter:
Interest rate swaps		32,967,139	38,832,908
Interest rate options		700,000	1,266,000

		33,667,139	40,098,908
Exchange traded:
Interest rate futures		346,947	600,539
Interest rate swaps(*)		22,141,755	14,573,000

		22,488,702	15,173,539

		56,155,841	55,272,447

Equity related
Over the counter:
Equity swaps		6,509	13,871
Equity options		563,454	397,786

		569,963	411,657
Exchange traded:
Equity futures		2,080	18,394

		572,043	430,051

Commodity related
Over the counter:
Commodity swaps and forwards		193,066	258,621
Commodity options		539	—

		193,605	258,621

Hedge
Fair value hedge:
Interest rate swaps		7,491,505	6,874,755

	￦	175,192,793	132,019,236

(*)	The notional amount of derivatives which is settled in the ‘Central Counter Party (CCP)’ System.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

8.	Derivatives (continued)

(b)	Fair values of derivative instruments as of December 31, 2016 and 2015 were as follows:

	December 31, 2016			December 31, 2015
	Assets		Liabilities	Assets	Liabilities
Foreign currency
Over the counter:
Currency forwards	￦	1,581,537	1,413,883	722,191	505,281
Currency swaps		705,350	754,387	395,764	534,129
Currency options		11,860	9,422	17,713	10,652

		2,298,747	2,177,692	1,135,668	1,050,062

Interest rates
Over the counter:
Interest rate swaps		250,500	247,648	405,730	371,981
Interest rate options		7,154	5,133	9,951	11,931

		257,654	252,781	415,681	383,912

Equity related
Over the counter:
Equity swaps		44	19	4	109
Equity options		3,317	4,065	3,882	2,540

		3,361	4,084	3,886	2,649

Commodity
Over the counter:
Commodity swaps and forwards		715	12,971	2	9,147
Commodity options		21	21	—	—

		736	12,992	2	9,147

Hedge
Fair value hedge:
Interest rate swaps		15,185	333,651	52,722	123,561

	￦	2,575,683	2,781,200	1,607,959	1,569,331

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

8.	Derivatives (continued)

(c)	Net gain (loss) on valuation of derivatives for the years ended December 31, 2016 and 2015 were as follows:

	2016			2015
	Gain		Loss	Gain	Loss
Foreign currency
Over the counter:
Currency forwards	￦	1,298,826	1,405,274	654,382	490,578
Currency swaps		561,504	536,947	355,696	487,159
Currency options		14,383	4,761	16,928	4,775

		1,874,713	1,946,982	1,027,006	982,512

Interest rates
Over the counter:
Interest rate swaps		125,386	119,727	139,716	146,737
Interest rate options		997	1,618	3,834	3,776

		126,383	121,345	143,550	150,513

Equity related
Over the counter:
Equity swaps		90	—	8	81
Equity options		755	2,099	1,289	904

		845	2,099	1,297	985

Commodity
Over the counter:
Commodity swaps and forwards		715	12,971	2	9,147
Commodity options		5	4	—	—

		720	12,975	2	9147

Hedge
Fair value hedge:
Interest rate swaps		15,697	256,069	18,515	139,175

	￦	2,018,358	2,339,470	1,190,370	1,282,332

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

8.	Derivatives (continued)

(d)	Gain or loss on fair value hedges for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Hedged items	￦	237,112	139,737
Hedging instruments		(247,598)	(141,138)

	￦	(10,486)	(1,401)

(e)	Hedge of net investment in foreign operations

For some of net investments in foreign operations, the hedge accounting is applied. The gain or loss on the hedging instruments which is reflected to overseas operations translation for the years ended December 31, 2016 and 2015 were as follows:

	2016	2015
Borrowings in foreign currency	￦ (13,845)	—

9.	Loans

(a)	Details of loans as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Household loans	￦	93,629,743	88,085,947
Corporate loans		107,064,233	105,950,060
Public and others		2,092,423	2,129,768
Loans to banks		4,733,065	4,181,274

		207,519,464	200,347,049
Deferred loan origination costs and fees		377,974	343,801

		207,897,438	200,690,850
Allowance for impairment		(1,263,962)	(1,301,942)

	￦	206,633,476	199,388,908

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

9.	Loans (continued)

(b)	Changes in allowance for impairment for the years ended December 31, 2016 and 2015 were as follows:

	2016
	Due from banks		Loans			Other assets	Total
			Household	Corporate	Others
Beginning balance	￦	633	219,664	1,067,730	14,548	41,213	1,343,788
Provision for (reversal of) allowance		678	125,340	529,768	(795)	(16,404)	638,587
Write-offs		—	(119,244)	(638,671)	(558)	(582)	(759,055)
Effect of discounting		—	—	(24,167)	—	—	(24,167)
Allowance related to loans transferred		—	(2,731)	(37,693)	(95)	—	(40,519)
Recoveries		—	31,379	108,153	44	1,348	140,924
Others(*)		—	—	(8,710)	—	(215)	(8,925)

Ending balance	￦	1,311	254,408	996,410	13,144	25,360	1,290,633

	2015
	Due from banks		Loans			Other assets	Total
			Household	Corporate	Others
Beginning balance	￦	1,034	208,866	1,148,000	15,738	61,519	1,435,157
Provision for (reversal of) allowance		(401)	104,444	489,881	703	(2,639)	591,988
Write-offs		—	(113,622)	(559,413)	(66)	(293)	(673,394)
Effect of discounting		—	—	(26,168)	—	—	(26,168)
Allowance related to loans transferred		—	(3,878)	(51,381)	(1,911)	—	(57,170)
Recoveries		—	23,854	61,446	84	409	85,793
Others(*)		—	—	5,365	—	(17,783)	(12,418)

Ending balance	￦	633	219,664	1,067,730	14,548	41,213	1,343,788

(*)	Other changes were due to debt restructuring, debt-equity swap, foreign exchange rate, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

9.	Loans (continued)

(c)	Changes in deferred loan origination costs for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Beginning balance	￦	343,801	269,128
Increase		218,020	234,469
Decrease		(183,847)	(159,796)

Ending balance	￦	377,974	343,801

10.	Available-for-sale financial assets and held-to-maturity financial assets

(a)	Details of available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Available-for-sale financial assets:
Debt securities:
Government bonds	￦	2,963,987	2,352,475
Financial institutions bonds		14,461,791	12,816,603
Corporate bonds and others		6,387,257	5,970,622

		23,813,035	21,139,700

Equity securities(*):
Stocks		969,674	1,243,787
Equity investments		243,280	298,380
Beneficiary certificates		1,449,611	1,220,764
Others		27,192	36,331

		2,689,757	2,799,262

	￦	26,502,792	23,938,962

Held-to-maturity financial assets:
Debt securities:
Government bonds	￦	6,634,424	5,638,796
Financial institutions bonds		680,918	351,420
Corporate bonds and others		3,781,915	3,743,335

	￦	11,097,257	9,733,551

(*)	Equity securities with no quoted market prices in active markets and of which the fair value cannot be measured reliably were recorded at cost of ￦24,481 million, ￦23,902 million as of December 31, 2016 and 2015, respectively.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

10.	Available-for-sale financial assets and held-to-maturity financial assets (continued)

(b)	Gains and losses on sale of available-for-sale financial assets for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Gain on sale of available-for-sale financial assets	￦	424,407	447,445
Loss on sale of available-for-sale financial assets		(15,911)	(29,553)

	￦	408,496	417,892

11.	Property and equipment

(a)	Details of property and equipment as of December 31, 2016 and 2015 were as follows:

	December 31, 2016
	Acquisition cost		Accumulated depreciation	Book value
Land	￦	1,183,352	—	1,183,352
Buildings		808,803	(190,711)	618,092
Others		1,269,792	(1,095,030)	174,762

	￦	3,261,947	(1,285,741)	1,976,206

	December 31, 2015
	Acquisition cost		Accumulated depreciation	Book value
Land	￦	1,124,936	—	1,124,936
Buildings		788,701	(163,362)	625,339
Others		1,256,986	(1,065,467)	191,519

	￦	3,170,623	(1,228,829)	1,941,794

(b)	Changes in property and equipment for the years ended December 31, 2016 and 2015 were as follows:

	2016
	Land		Buildings	Others	Total
Beginning balance	￦	1,124,936	625,339	191,519	1,941,794
Acquisitions(*1,2)		—	17,001	67,713	84,714
Disposals and write-off(*1,3)		(472)	(217)	(1,942)	(2,631)
Depreciation		—	(28,475)	(82,949)	(111,424)
Amounts transferred from investment property		58,478	4,443	—	62,921
Amounts transferred from assets held for sale		410	1	—	411
Effects of foreign currency movements		—	—	421	421

Ending balance	￦	1,183,352	618,092	174,762	1,976,206

(*1)	￦15,405 million transferred from construction-in progress was included.
(*2)	￦1,803 million of provision for the asset retirement related to newly acquired assets was included.
(*3)	￦924 million of loss on write-off was included.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

11.	Property and equipment (continued)

(b)	Changes in property and equipment for the years ended December 31, 2016 and 2015 were as follows:

	2015
	Land		Buildings	Others	Total
Beginning balance	￦	1,154,431	644,782	204,371	2,003,584
Acquisitions(*1,2)		1	15,021	78,538	93,560
Disposals and write-off(*1,3)		(934)	(874)	(3,808)	(5,616)
Depreciation		—	(31,236)	(89,309)	(120,545)
Amounts transferred to investment properties		(28,562)	(2,354)	—	(30,916)
Effects of foreign currency movements		—	—	1,727	1,727

Ending balance	￦	1,124,936	625,339	191,519	1,941,794

(*1)	￦3,255 million transferred from construction-in progress was included.
(*2)	￦3,456 million of provision for the asset retirement related to newly acquired assets was included.
(*3)	￦543 million of loss on write-off was included.

(c)	Insured assets and liability insurances as of December 31, 2016 were as follows:

Type of insurance	Insured assets	Amount covered		Insurance company
Comprehensive insurance for financial institutions	Cash	￦	20,000	Samsung Fire & Marine Insurance Co., Ltd., etc.
Property insurance	Buildings & properties for business purpose		981,688	Samsung Fire & Marine Insurance Co., Ltd., etc.
Theft insurance	Cash & securities		60,000	Samsung Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for officers	—		50,000	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for gas accident	—		500	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for personal information protection	—		10,000	Hyundai Marine & Fire Insurance Co., Ltd., etc.
Compensation liability insurance for electronic financial transaction	—		2,000	Dongbu Insurance Co., Ltd. etc.

		￦	1,124,188

(*)	Besides the insurances listed above, the Bank also maintained automobile liability insurance, medical insurance for employees, and casualty insurance protecting property and employees.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

12.	Intangible assets

Changes in intangible assets for the years ended December 31, 2016 and 2015 were as follows:

	2016
	Software		Development cost	Memberships	Others	Total
Beginning balance	￦	60,681	29,607	46,204	104,407	240,899
Acquisitions(*1)		14,152	13,716	788	4,791	33,447
Disposals		—	—	(1,344)	(67)	(1,411)
Impairment(*2)		—	—	(98)	—	(98)
Amortization(*3)		(23,965)	(11,161)	—	(45,808)	(80,934)
Effects of foreign currency movements		(4)	—	8	—	4

Ending balance	￦	50,864	32,162	45,558	63,323	191,907

(*1)	￦2,825 million among acquisition cost of other intangible assets was accounted as accounts payable.
(*2)	Memberships are intangible assets with indefinite useful lives, which consist of golf and resort memberships. The Bank recognizes an impairment loss when the carrying amount is less than the quoted price in the relevant markets.
(*3)	￦45,006 million among amortization cost of other intangible assets was included in other operating expenses.

	2015
	Software		Development cost	Memberships	Others	Total
Beginning balance	￦	36,977	13,372	46,642	63,721	160,712
Acquisitions(*1)		46,252	26,324	374	81,276	154,226
Disposals(*2)		—	—	(827)	(101)	(928)
Amortization(*3)		(22,548)	(10,089)	—	(40,489)	(73,126)
Effects of foreign currency movements		—	—	15	—	15

Ending balance	￦	60,681	29,607	46,204	104,407	240,899

(*1)	￦59,810 million among acquisition cost of other intangible assets was accounted as accounts payable.
(*2)	￦101 million of loss on write-off was included.
(*3)	￦39,554 million among amortization cost of other intangible assets was included in other operating expenses.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

13.	Investments in subsidiaries and associates

(a)	Investments in subsidiaries and associates as of December 31, 2016 and 2015 were as follows:

Investees	Country	Industry sector
Shinhan Asia	Hong Kong	Merchant Banking
Shinhan America	U.S.A	Banking
Shinhan Europe	Germany	Banking
Shinhan Khmer	Cambodia	Banking
Shinhan Kazakhstan	Kazakhstan	Banking
Shinhan Canada	Canada	Banking
Shinhan Bank China Ltd.	China	Banking
Shinhan Japan	Japan	Banking
Shinhan Vietnam	Vietnam	Banking
BANCO SHINHAN DE MEXICO	Mexico	Banking
PT BANK SHINHAN INDONESIA(*6)	Indonesia	Banking
PT Centratama Nasional Bank(*6)	Indonesia	Banking
Shinhan-Daesung Contents Fund	Korea	Other
Aju Capital Co., Ltd.(*1)	Korea	Lease and Installment
Cardif Life Insurance(*2)	Korea	Insurance
UAMCO., Ltd.(*3)	Korea	Other
Pohang TechnoPark 2PFV(*1)	Korea	Other
Daewontos Co., Ltd.(*4)	Korea	Other
Inhee Co., Ltd.(*4)	Korea	Other
Daegy Electrical Construction., Ltd.(*4)	Korea	Other
Kukdong Engineering & Construction Co., Ltd.(*3)	Korea	Other
YEONWOONG SYSTEM(*4)	Korea	Other
DOODOO LOGITECH(*4)	Korea	Other
Neoplux Co., Ltd.	Korea	Investment
EQP Global Energy Infrastructure Private	Korea	Investment
JAEYOUNG SOLUTEC Co.,Ltd.(*4,5)	Korea	Other
Partners 4th Growth Investment Fund	Korea	Investment
PSA 1st Fintech Private Equity Fund	Korea	Investment
KTB Newlake Global Healthcare PEF	Korea	Investment
Jaeyang Industry(*4)	Korea	Other
Tigris-Aurum Fund1	Korea	Investment
Treenkid(*4)	Korea	Other
Chungyoung INC.(*4)	Korea	Other
Semantic(*4)	Korea	Other
DAEKWANG SEMICONDUCTOR Co., Ltd.(*4)	Korea	Other
Branbuil Co., Ltd.(*4)	Korea	Other

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

13.	Investments in subsidiaries and associates (continued)

(b)	Ownership percentage and book value of investments in subsidiaries and associates as of December 31, 2016 and 2015 were as follows:

	Ownership (%)		Book value
Investees	December 31, 2016	December 31, 2015	December 31, 2016		December 31, 2015
Shinhan Asia	99.99	99.99		161,293	161,293
Shinhan America	100.00	100.00		136,419	136,419
Shinhan Europe	100.00	100.00		78,606	78,606
Shinhan Khmer	90.00	90.00		22,212	22,212
Shinhan Kazakhstan	100.00	100.00		77,913	77,913
Shinhan Canada	100.00	100.00		79,695	52,701
Shinhan Bank China Ltd.	100.00	100.00		355,443	355,443
Shinhan Japan	100.00	100.00		359,745	359,745
Shinhan Vietnam	100.00	100.00		330,654	330,654
BANCO SHINHAN DE MEXICO	99.99	99.99		46,836	46,496
PT BANK SHINHAN INDONESIA(*6)	98.98	97.76		254,077	123,691
PT Centratama Nasional Bank(*6)	—	75.00		—	30,782
Shinhan-Daesung Contents Fund	71.43	—		2,000	—
Aju Capital Co., Ltd.(*1)	12.85	12.85		29,654	29,654
Cardif Life Insurance(*2)	14.99	14.99		42,203	42,203
UAMCO., Ltd.(*3)	—	17.50		—	84,792
Pohang TechnoPark 2PFV(*1)	14.90	14.90		2,884	2,884
Daewontos Co., Ltd.(*4)	36.33	36.33		—	—
Inhee Co., Ltd.(*4)	15.36	15.36		—	—
Daegy Electrical Construction., Ltd.(*4)	27.45	27.45		—	—
Kukdong Engineering & Construction Co., Ltd.(*3)	—	14.30		—	—
YEONWOONG SYSTEM(*4)	21.77	21.77		—	—
DOODOO LOGITECH(*4)	27.96	27.96		—	—
Neoplux Co., Ltd.	33.33	33.33		7,668	2,000
EQP Global Energy Infrastructure Private	22.64	22.64		279	174
JAEYOUNG SOLUTEC Co., Ltd.(*4,5)	10.45	11.90		2,014	2,014
Partners 4th Growth Investment Fund	25.00	25.00		4,880	1,800
PSA 1st Fintech Private Equity Fund	20.00	20.00		2,000	2,000
KTB Newlake Global Healthcare PEF	20.00	—		922	—
Jaeyang Industry(*4)	25.90	—		—	—
Tigris-Aurum Fund1	27.27	—		1,500	—
Treenkid(*4)	23.72	—		—	—
Chungyoung INC.(*4)	18.94	—		—	—
Semantic(*4)	19.25	—		—	—
DAEKWANG SEMICONDUCTOR Co. Ltd.(*4)	20.94	—		—	—
Branbuil Co., Ltd.(*4)	15.53	—		—	—

			￦	1,998,897	1,943,476

(*1)	Although the ownership interests in Aju Capital Co., Ltd., Pohang TechnoPark 2PFV were less than 15%, the Bank used the equity method of accounting as the Bank has significant influence on electing board members who are able to influence the entities’ financial and operating policy decisions.
(*2)	Although the ownership interest in Cardif Life Insurance Co., Ltd. was less than 15%, the Bank used the equity method of accounting as the Bank has significant influence through substantive operating transactions.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

13.	Investments in subsidiaries and associates (continued)

(*3)	UAMCO., Ltd. reclassified investments in associates to available-for-sale financial assets as forfeiture of significant influence, Kukdong Engineering & Construction Co., Ltd reduced its capital stock without any refund.
(*4)	The Bank previously acquired their shares by debt-equity swap as a part of reorganization procedures where the Bank’s voting right is restricted. As the reorganization procedures were completed and the Bank’s voting rights were restored before 2015 and during 2016, they were reclassified as investments in associates.
(*5)	Although the ownership interests in JAEYOUNG SOLUTEC Co., Ltd. were less than 15%, the Bank used the equity method as the Bank has significant influence on the entity’s financial and operating policy decisions.
(*6)	As of December 6, 2016, PT Centratama Nasional Bank merged into PT BANK SHINHAN INDONESIA.

14.	Investment properties

(a)	Investment properties as of December 31, 2016 and 2015 were as follows:

	December 31, 2016
	Acquisition cost		Accumulated depreciation	Book value
Land	￦	506,638	—	506,638
Buildings		229,026	(60,706)	168,320

	￦	735,664	(60,706)	674,958

	December 31, 2015
	Acquisition cost		Accumulated depreciation	Book value
Land	￦	572,069	—	572,069
Buildings		230,920	(37,587)	193,333

	￦	802,989	(37,587)	765,402

(b)	The fair value of investment properties as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Investment properties	￦	773,511	835,956

(*)	Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs. Accordingly fair value of investment properties is classified as level 3.

(c)	Income and expenses on investment properties for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Rental income	￦	23,174	24,386
Direct operating expenses for investment properties that generate rental income		5,798	5,770

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

15.	Other assets

Other assets as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Unsettled trades and accounts receivable	￦	3,897,543	5,352,934
Domestic exchange settlement receivables		6,066,285	2,307,584
Guarantee deposits		1,027,207	1,077,594
Accrued income		734,284	676,836
Prepaid expense		55,132	67,573
Suspense payments		49,407	47,846
Sundry assets		75,656	91,566
Others		863	34
Present value discount		(32,539)	(41,830)
Allowance for impairment		(25,360)	(41,213)

	￦	11,848,478	9,538,924

16.	Pledged assets

(a)	Assets pledged as collateral as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Securities(*1):
Available-for-sale financial assets	￦	1,275,088	576,180
Held-to-maturity financial assets		7,709,792	5,920,287

		8,984,880	6,496,467
Real estate(*2)		6,525	3,905

	￦	8,991,405	6,500,372

(*1)	The carrying amounts of assets pledged as collateral that the transferees had the right to sell or repledge regardless of the Bank’s default as of December 31, 2015 and 2015 were ￦995,788 million, ￦605,955 million, respectively.
(*2)	The amounts were based on the notification amount of pledge.

(b)	The fair value of collateral held that the Bank has the right to sell or repledge regardless of pledger’s default as of December 31, 2016 and 2015 were as follows:

	December 31, 2016			December 31, 2015
	Collateral held		Collateral sold or repledged	Collateral held	Collateral sold or repledged
Securities	￦	3,749,791	—	5,285,701	—

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

17.	Financial liabilities designated at fair value through profit or loss

(a)	Financial liabilities designated at fair value through profit or loss as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Deposits(*1,2,3)	￦	6,282	13,509

(*1)	The Bank has designated compound financial instruments involved the embedded derivatives at fair value through profit or loss in accordance with K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’.
(*2)	The carrying value of financial liabilities designated fair value through profit or loss was estimated by using valuation model adopted by the Bank.
(*3)	The Bank did not recognize profit or loss related to its own credit risk adjustment for the year ended December 31, 2016, and 2015.

(b)	Contractual amount due at maturity and carrying values of financial liabilities designated at fair value through profit or loss as of December 31, 2016 and 2015 were as follows:

	December 31, 2016
	Contractual amount due at maturity		Carrying value	Difference
Deposits	￦	6,247	6,282	(35)

	December 31, 2015
	Contractual amount due at maturity		Carrying value	Difference
Deposits	￦	13,607	13,509	98

(c)	Gain or Loss on financial liabilities designated at fair value through profit or loss for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Deposits:
Gain (Loss) on valuation	￦	(97)	95
Loss on transaction		(109)	(111)

	￦	(206)	(16)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

18.	Deposits

Deposits as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Demand deposits:
Korean won	￦	81,681,202	74,325,052
Foreign currency		6,976,088	5,165,375

		88,657,290	79,490,427

Time deposits:
Korean won		106,255,873	106,417,821
Foreign currency		3,259,940	2,979,715
Gain on fair value hedge		(38,368)	(17,954)

		109,477,445	109,379,582

Negotiable certificates of deposits		5,827,823	4,072,668
Note discount deposits		4,581,276	3,018,551
CMA		2,473,048	2,280,816
Others		26,799	30,088

	￦	211,043,681	198,272,132

19.	Trading liabilities

Trading liabilities as of December 31, 2016 and 2015 were as follows:

	December 31, 2016			December 31, 2015
	Interest rate (%)	Amount		Interest rate (%)	Amount
Securities borrowed	—	￦	—	2.25	￦	10,161
Gold/silver deposits	—		485,995	—		453,605

		￦	485,995		￦	463,766

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

20.	Borrowings

Borrowings as of December 31, 2016 and 2015 were as follows:

	December 31, 2016			December 31, 2015
	Interest rate (%)	Amount		Interest rate (%)	Amount
Call money:
Korean won	1.08~1.23	￦	394,400	—	￦	—
Foreign currency	0.35~10.00		198,419	0.32~7.00		92,458

			592,819			92,458

Bill sold	0.65~1.52		12,427	0.75~2.00		24,245
Bonds sold under repurchase agreements:
Korean won	0.80		8,152	1.00~1.58		8,110
Foreign currency	1.42~6.29		371,885	0.69~3.49		358,802

			380,037			366,912

Borrowings in won:
Borrowings from Bank of Korea	0.50~0.75		2,621,345	0.50~0.75		1,963,472
Others	0.00~4.30		4,513,672	0.00~4.35		3,707,921

			7,135,017			5,671,393

Borrowings in foreign currency:
Overdraft due to banks	0.00		154,136	0.00~0.76		202,567
Borrowings from banks	0.24~3.95		3,524,819	0.27~7.95		4,099,635
Sub-lease	0.00~1.72		470,176	0.47~1.18		571,829
Others	1.02~1.18		1,676,170	0.53~0.80		1,775,933

			5,825,301			6,649,964

Due to Bank of Korea in foreign currency	—		—	0.10		71,810
Deferred origination costs			(723)			(1,684)

		￦	13,944,878		￦	12,875,098

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

21.	Debt securities issued

Debt securities issued as of December 31, 2016 and 2015 were as follows:

	December 31, 2016			December 31, 2015
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debt securities issued in won:
Debt securities issued	0.00~8.00	￦	13,250,890	0.00~8.00	￦	12,540,890
Subordinated debt securities issued	2.20~4.60		3,501,056	2.72~5.10		3,500,808
Gain on fair value hedges			(147,208)			(52,579)
Discount on debt securities issued			(19,599)			(31,794)

			16,585,139			15,957,325

Debt securities issued in foreign currency: Currency:
Debt securities issued	0.03~4.38		3,176,276	0.32~4.38		3,912,108
Subordinated debt securities issued	3.88		1,189,068	—		—
Loss(gain) on fair value hedges			(9,977)			25,983
Discount on debt securities issued			(17,180)			(10,805)

			4,338,187			3,927,286

		￦	20,923,326		￦	19,884,611

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

22.	Liability for defined benefit obligation

(a)	Defined benefit plan assets and liabilities

The Bank provides a defined benefit plan for qualified employees. Plan assets are managed by trust companies, funds, and other similar companies that are subject to local regulations and each country’s business environment.

Defined benefit plan assets and liabilities as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Present value of defined benefit obligation	￦	1,255,783	1,169,860
Fair value of plan assets		(1,208,370)	(1,018,940)

Recognized liabilities for defined benefit obligation	￦	47,413	150,920

(b)	Changes in the present value of defined benefit obligation for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Beginning balance	￦	1,169,860	998,367
Current service cost		134,724	119,116
Interest expense		37,435	38,023
Remeasurements(*1)		(39,685)	58,822
Benefits paid by the plan		(48,943)	(46,699)
Others		2,392	2,231

Ending balance	￦	1,255,783	1,169,860

(*1)	Remeasurements for the year ended December 31, 2016 consist of ￦4,634 million of actuarial loss arising from changes in demographic assumptions and ￦8,347 million of actuarial gain arising from changes in financial assumptions, ￦35,972 million of gain arising experience adjustments.

(c)	Changes in the fair value of plan assets for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Beginning balance	￦	1,018,940	753,648
Interest income		34,033	30,297
Remeasurements		(14,376)	(13,269)
Contributions paid into the plan		210,300	290,800
Benefits paid by the plan		(40,527)	(42,536)

Ending balance	￦	1,208,370	1,018,940

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

22.	Liability for defined benefit obligation (continued)

(d)	The amount of major categories of the fair value of plan assets as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Deposits	￦	1,180,374	977,723
Others		27,996	41,217

	￦	1,208,370	1,018,940

(e)	Actuarial assumptions as of December 31, 2016 and 2015 were as follows:

	December 31, 2016	December 31, 2015	Descriptions
Discount rate	3.40%	3.34%	AA0 Corporate bond yields
Future salary increasing rate	2.92% + Upgrade rate	2.92% + Upgrade rate	Average for 5 years

(f)	Sensitivity analysis

Sensitivity analysis of the present value of defined benefit obligation as of December 31, 2016 and 2015 were as follows:

i)	Discount rate

	December 31, 2016		December 31, 2015
Present value	￦	1,255,783	1,169,860
Present value when the factor rises by 100 basis points		1,134,862	1,053,886
Present value when the factor falls by 100 basis points		1,396,998	1,305,730

ii)	Future salary increasing rate

	December 31, 2016		December 31, 2015
Present value	￦	1,255,783	1,169,860
Present value when the factor rises by 100 basis points		1,396,401	1,305,064
Present value when the factor falls by 100 basis points		1,133,127	1,052,292

(g)	The weighted average durations of the defined benefit obligation as of December 31, 2016 and 2015 were 13.16 and 13.24 years.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

23.	Provisions

(a)	Changes in provisions for the years ended December 31, 2016 and 2015 were as follows:

	2016
	Asset retirement		Litigation	Unused credit	Guarantee	Others	Total
Beginning balance	￦	33,934	19,576	80,911	110,939	60,728	306,088
Provision (reversal)		2,256	(7,897)	(6,672)	11,090	39,410	38,187
Provision used		(1,894)	—	—	—	(15,394)	(17,288)
Foreign exchange movements		—	365	797	974	(339)	1,797
Others(*)		1,802	—	—	(9,944)	—	(8,142)

Ending balance	￦	36,098	12,044	75,036	113,059	84,405	320,642

	2015
	Asset retirement		Litigation	Unused credit	Guarantee	Others	Total
Beginning balance	￦	29,096	22,230	71,888	132,810	54,712	310,736
Provision (reversal)		1,958	(3,382)	8,808	(21,978)	18,399	3,805
Provision used		(530)	—	—	—	(12,235)	(12,765)
Foreign exchange movements		—	728	215	3,729	(148)	4,524
Others(*)		3,410	—	—	(3,622)	—	(212)

Ending balance	￦	33,934	19,576	80,911	110,939	60,728	306,088

(*)	Other changes were due to originations and maturities of financial guarantees recognized initially at their fair value, effect of discount rate change and acquisition cost of new leased properties relating to asset retirement.

(b)	Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which were discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs were expected to incur at the end of the lease contract. Such costs were reasonably estimated using the average lease period and the average restoration expenses. The average lease period was calculated based on the past ten-year historical data of the expired leases. The average restoration expense was calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

24.	Other liabilities

Other liabilities as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Accounts payable	￦	3,839,083	5,302,779
Borrowing from trust account		3,658,239	3,201,184
Accrued expenses		1,885,548	1,862,044
Liability incurred by agency relationship		799,462	1,311,763
Domestic exchange settlement payables		922,259	2,127,932
Account for agency business of other institutions		494,251	533,968
Securities deposit received		187,464	200,194
Foreign exchange settlement payables		224,767	204,937
Suspense payable		35,210	43,909
Unearned income		53,197	49,429
Withholding value-added tax and other taxes		57,724	67,201
Dividend payable		1,309	9,231
Sundry liabilities		24,642	79,982
Present value discount		(2,404)	(2,651)

	￦	12,180,751	14,991,902

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

25.	Equity

(a)	Equity as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Capital stock:
Common stock	￦	7,928,078	7,928,078

Other equity instruments:
Hybrid bonds		469,393	801,298

Capital surplus:
Share premium		398,080	398,080

Capital adjustments:
Stock options		(887)	1,363
Others		(59,777)	(30,703)

		(60,664)	(29,340)

Accumulated other comprehensive income:
Net change in fair value of available-for-sale financial assets		160,710	377,338
Foreign currency translation differences for foreign operations		(34,299)	(37,156)
Remeasurement of defined benefit obligations		(281,202)	(300,385)

		(154,791)	39,797

Retained earnings:
Legal reserve(*1)		1,497,370	1,375,731
Voluntary reserve(*2)		9,064,867	8,719,986
Other reserve(*3)		87,029	75,215
Retained earnings(*4)		1,731,384	1,159,235

		12,380,650	11,330,167

	￦	20,960,746	20,468,080

(*1)	According to the article 40 of the Banking Act, the Bank was required to appropriate a legal reserve in an amount equal to at least 10% of cash dividends for each accounting period until the reserve equals 100% of stated capital. The legal reserve may be used to reduce a deficit or may be transferred to common stocks in connection with a free issue of shares.
(*2)	The amounts include a regulatory reserve for loan losses of ￦1,706,925 million and ￦1,738,249 million as of December 31, 2016 and December 31, 2015, respectively. The amounts include asset revaluation surplus of ￦355,898 million as of December 31, 2016 and December 31, 2015.
(*3)	Other reserve was established according to the oversea branch’s laws and may be used only to reduce overseas branch’s deficit.
(*4)	The amounts include provision for regulative reserve loan losses of ￦47,848 million and transfer loan losses of ￦31,324 million as of December 31, 2016 and December 31, 2015, respectively.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won, except for share data)

25.	Equity (continued)

(b)	Capital stock

Capital stock of the Bank as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Number of authorized shares		2,000,000,000 shares		2,000,000,000 shares
Par value per share in won	￦	5,000	￦	5,000
Number of issued shares outstanding		1,585,615,506 shares		1,585,615,506 shares

(c)	Hybrid bonds

Hybrid bonds as of December 31, 2016 and 2015 were as follows:

		Book value
Date of issue	Date of maturity	December 31, 2016		December 31, 2015	Interest rate (%)
Hybrid bonds issued in foreign currency:
September 20, 2006	September 20, 2036	￦	—	94,761	6.82
September 20, 2006	September 20, 2036		—	237,144	6.82

Hybrid bonds issued in won:
March 21, 2008	March 21, 2038		119,878	119,878	7.30
March 25, 2008	March 25, 2038		49,947	49,947	7.30
June 7, 2013	June 7, 2043		299,568	299,568	4.63

		￦	469,393	801,298

Dividends on hybrid bond holders		￦	45,691	57,158
Weighted average interest rate (%)			6.45	6.72

The above hybrid bonds are subject to early redemption option after 5 years or 10 years from date of issuance, and the maturity can be extended under the same condition at the maturity date. In addition, if no dividend is paid for common shares, the agreed interest is also not paid.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

25.	Equity (continued)

(d)	Changes in accumulated other comprehensive income for the years ended December 31, 2016 and 2015 were as follows:

	2016
	Net change in fair value of available-for- sale financial assets		Foreign currency translation differences for foreign operations	Defined benefit plan actuarial gain (loss)	Total
Beginning balance	￦	377,338	(37,156)	(300,385)	39,797
Change due to fair value		(48,740)	—	—	(48,740)
Change due to impairment		26,259	—	—	26,259
Change due to disposal		(265,357)	—	—	(265,357)
Effect of hedge accounting		2,289	(13,845)	—	(11,556)
Effect of foreign currency movements		(240)	17,614	—	17,374
Remeasurement loss related to defined benefit		—	—	25,309	25,309
Effect of tax		69,161	(912)	(6,126)	62,123

Ending balance	￦	160,710	(34,299)	(281,202)	(154,791)

	2015
	Net change in fair value of available-for- sale financial assets		Foreign currency translation differences for foreign operations	Defined benefit plan actuarial gain (loss)	Total
Beginning balance	￦	613,564	(43,366)	(245,740)	324,458
Change due to fair value		75,862	—	—	75,862
Change due to impairment		9,567	—	—	9,567
Change due to disposal		(398,794)	—	—	(398,794)
Effect of hedge accounting		(864)	—	—	(864)
Effect of foreign currency movements		2,585	8,193	—	10,778
Remeasurement gain related to defined benefit		—	—	(72,091)	(72,091)
Effect of tax		75,418	(1,983)	17,446	90,881

Ending balance	￦	377,338	(37,156)	(300,385)	39,797

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

25.	Equity (continued)

(e)	Separate statements of appropriation of retained earnings for the years ended December 31, 2016 and 2015 were as follows:

	2017 Expected date of approval: March 22, 2017		2016 Date of approval: March 23, 2016
Unappropriated retained earnings:
Balance at beginning of year	￦	—	—
Interest on hybrid bond		(45,691)	(57,158)
Profit for the year		1,777,072	1,216,391

		1,731,381	1,159,233

Transfer from reserves:
Voluntary reserve		6,723,196	6,346,989
Reversal for regulatory reserve for loan loss		—	31,324

		6,723,196	6,378,313

		8,454,578	7,537,546

Appropriation of retained earnings:
Legal reserve		177,707	121,639
Regulatory reserve for loan loss		47,848	—
Other reserve		12,652	11,814
Voluntary reserves		7,676,276	6,723,196
Redemption of hybrid bond		60,094	30,897
Dividends on common stock		480,000	650,000
(Dividends per share in won:
Current year ￦302.72 (6.05%)
Last year ￦409.94 (8.20%))

		8,454,577	7,537,546

Unappropriated retained earnings to be carried over to subsequent year	￦	—	—

(f)	Dividends

Dividends of common stock for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Number of issued shares outstanding		1,585,615,506	1,585,615,506
Par value per share in won	￦	5,000	5,000
Dividend rate per share		6.05%	8.20%
Dividends per share in won	￦	302.72	409.94

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

25.	Equity (continued)

(g)	Dividends payout ratio

Dividends payout ratio for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Dividends	￦	480,000	650,000
Profit for the year		1,777,072	1,216,391
Dividends payout ratio to profit for the year		27.01%	53.44%
Profit for the year adjusted for regulatory reserve	￦	1,729,224	1,247,715
Dividends to profit for the year		27.76%	52.10%

26.	Regulatory reserve for loan loss

The Bank should calculate and disclose regulatory reserve for loan loss, in accordance with Article 29-1 and 29-2 of Regulation on Supervision of Banking Business.

(a)	The regulatory reserve for loan loss as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Regulatory reserve for loan loss	￦	1,706,925	1,738,249
Provision (reversal) for regulatory reserve for loan loss		47,848	(31,324)

	￦	1,754,773	1,706,925

(b)	Profit for the year adjusted for regulatory reserve for loan loss and earnings per share adjusted for regulatory reserve for loan loss for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Provision (reversal) for regulatory reserve for loan loss	￦	47,848	(31,324)
Profit for the year adjusted for regulatory reserve		1,729,224	1,247,715
Earnings per share adjusted for regulatory reserve in won	￦	1,062	751

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

27.	Net interest income

(a)	Net interest income for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Interest income:
Cash and due from banks	￦	37,134	55,582
Trading assets		111,606	87,607
Available-for-sale financial assets		406,714	443,945
Held-to-maturity financial assets		305,441	308,455
Loans		6,174,761	6,182,005
Others		72,115	74,826

		7,107,771	7,152,420

Interest expense:
Deposits		(2,315,780)	(2,593,689)
Borrowings		(154,132)	(162,726)
Debt securities issued		(466,231)	(470,827)
Others		(42,487)	(53,930)

		(2,978,630)	(3,281,172)

Net Interest income	￦	4,129,141	3,871,248

(b)	Interest income recognized on impaired financial assets for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Interest income	￦	24,167	26,168

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

28.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Fees and commission income:
Credit placement fees	￦	69,885	68,476
Commission received as electronic charge receipt		136,031	135,868
Brokerage fees		90,547	110,701
Commission received as agency		309,420	321,794
Investment banking fees		57,400	72,501
Commission received in foreign exchange activities		93,957	88,287
Asset management fees from trust accounts		122,068	90,827
Guarantee fees		57,784	53,544
Others		79,919	67,740

		1,017,011	1,009,738

Fees and commission expense:
Credit-related fees		(29,649)	(40,820)
Brand-related fees		(32,883)	(49,905)
Service-related fees		(14,573)	(12,787)
Trading and brokerage fees		(7,469)	(6,938)
Commission paid in foreign exchange activities		(6,390)	(18,156)
Others		(63,687)	(52,571)

		(154,651)	(181,177)

Net fees and commission income	￦	862,360	828,561

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

29.	Dividend income

Dividend income for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Trading assets	￦	28,012	34,670
Available-for-sale financial assets		93,227	147,547

	￦	121,239	182,217

30.	Net trading income

Net trading income for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Trading assets and trading liabilities
Debt:
Gain on valuation	￦	1,124	1,069
Gain on sale		12,227	4,050
Loss on valuation		(4,203)	(767)
Loss on sale		(15,359)	(1,293)

		(6,211)	3,059

Equity:
Gain on valuation		620	639
Gain on sale		23,819	31,139
Loss on valuation		(1,504)	(249)
Loss on sale		(16,809)	(29,727)

		6,126	1,802

Gold/silver:
Gain on valuation		18,336	24,366
Gain on sale		4,397	2,183
Loss on valuation		(61,321)	(5,238)
Loss on sale		(1,808)	(379)

		(40,396)	20,932

		(40,481)	25,793

Derivatives
Foreign exchange:
Gain on valuation and transaction, net		10,152	122,304
Interest rates:
Gain on valuation and transaction, net		17,748	635
Equity:
Gain (Loss) on valuation and transaction, net		42,689	(1,203)
Commodity:
Gain (Loss) on valuation and transaction, net		30,375	(32,328)

		100,964	89,408

Net trading income	￦	60,483	115,201

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

31.	Impairment loss on financial assets

Impairment loss on financial assets for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Impairment loss:
Loans and due from banks	￦	638,586	591,988
Available-for-sale financial assets		83,260	206,570

	￦	721,846	798,558

32.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Employee benefits:
Short and long term employee benefits	￦	1,436,689	1,389,600
Post-employee defined benefits		138,126	126,842
Post-employee defined contribution		40	—
Termination benefits		94,478	59,549

		1,669,333	1,575,991

Amortization:
Depreciation		111,424	120,545
Amortization of intangible assets		35,928	33,573

		147,352	154,118

Other general and administrative expenses:
Employee fringe benefits		96,993	93,306
Rent		225,357	231,747
Service contract expenses		208,780	211,543
Taxes and dues		68,472	68,154
Advertising		54,243	55,136
Electronic data processing expenses		54,006	62,205
Others		152,037	152,869

		859,888	874,960

	￦	2,676,573	2,605,069

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In won, except for share data)

33.	Share-based payments

(a) Stock options granted as of December 31, 2015 were as follows:

	4th grant	5th grant	6th grant	7th grant
Grant date	March 30, 2005	March 21, 2006	March 20, 2007	March 19, 2008
Exercise price in won(*1)	￦28,006	￦38,829	￦54,560	￦49,053
Number of shares granted	1,903,200	2,157,600	715,500	332,850

Contractual exercise period	Within 4 years after 3 years from grant date	Within 4 years after 3 years from grant date	Within 4 years after 3 years from grant date	Within 4 years after 3 years from grant date
Changes in number of shares granted:
Outstanding at December 31, 2015	93,426	101,963	50,513	26,233
Exercised	—	—	—	—
Outstanding at December 31, 2016(*2)	93,426	101,963	50,513	26,233
Fair value in won(*3)	￦17,244	￦6,421	—	—

(*1)	As of December 31, 2016, the granted shares are fully vested, and the weighted-average exercise price of 272,135 options outstanding was ￦39,019.
(*2)	Rights of exercise for 4, 5, 6, 7th grant are suspended as of December 31, 2016.
(*3)	As of December 31, 2016, suspended grants are evaluated based on the intrinsic value, which is the difference between the closing price of Shinhan Financial Group and the exercise price.

(b)	Equity-settled share-based payments

i)	Equity-settled share-based payments as of December 31, 2016 were as follows:

Content
Grant year	2010~2013	2014~

Type(*1)	Equity-settled share-based payment	Equity-settled share-based payment

Service period	Upon appointment and promotion since April 1, 2010 (Within 3 years from grant date)	Upon appointment and promotion since January 1, 2014 (Within 1 year from grant date)

Performance conditions(*2)	Increase rate of stock price and achievement of target ROE	Increase rate of stock price and achievement of target ROE

(*1)	The Bank granted shares of Shinhan Financial Group. According to the commitment, the amount that the Bank must pay to the Shinhan Financial Group was recognized in liabilities, and the difference between the amount recognized in liabilities and the compensation cost based on equity-settled share-based payments was recognized in equity.
(*2)	ROE: Return on equity

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won, except for share data)

33.	Share-based payment (continued)

(b)	Equity-settled share-based payments (continued)

ii)	Granted shares and the fair value of grant date as of December 31, 2016 were as follows:

Grant date	Grant shares	Fair value(*1) (in won)	Estimated shares(*2)
April 1, 2010	306,400	45,150	10,471
February 8, 2012	30,900	46,650	122
October 15, 2012	4,100	37,200	357
January 1, 2013	183,100	40,050	105,325
March 21, 2013	4,400	37,750	1,156
May 27, 2013	14,500	40,250	9,681
August 1, 2013	4,400	41,250	2,931
January 1, 2014	109,800	47,300	101,819
February 8, 2014	5,400	44,300	4,439
April 1, 2014	4,800	47,000	3,282
October 15, 2014	2,400	47,150	449
January 1, 2015	159,000	44,500	138,695
March 18 2015	16,800	42,650	11,736
April 10 2015	2,300	40,350	1,484
May 1 2015	2,300	46,000	1,370
May 22 2015	5,300	42,800	2,893
May 27 2015	2,300	40,200	1,229
August 1 2015	2,300	41,900	872
August 24 2015	2,300	40,250	724
January 1 2016	221,900	39,000	145,295

	1,084,700		544,330

(*1)	The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date. As of December 31, 2016, the fair value per share data evaluated by Shinhan Financial Group amounted to ￦45,250.
(*2)	Grant shares at grant date were adjusted pursuant to increase rate of stock price (33.4% to 2013, 20.0% after 2014) and achievement of target ROE (66.6% to 2013, 80.0% after 2014) based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

33.	Share-based payment (continued)

(c)	Stock compensation costs calculated for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Compensation costs recorded for the year	￦	17,577	7,009

(d)	Accrued expenses of the stock compensation costs as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Accrued expenses	￦	27,942	22,116

34.	Net other operating expenses

Net other operating income and expenses for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Other operating income
Gain on sale of assets:
Loans	￦	24,661	63,310
Written-off loans		3,044	34,476

		27,705	97,786

Others:
Gain on hedge activity from hedge items		270,662	176,204
Gain on hedge activity from hedging instruments		33,753	36,053
Reversal of allowance for acceptances and guarantee		6,780	711
Reversal of other allowance		14,569	1,958
Others		10,144	9,659

		335,908	224,615

		363,613	322,401

Other operating expense
Loss on sale of assets:
Loans		(10,783)	(8,974)
Others:
Loss on hedge activity from hedge items		(33,550)	(36,467)
Loss on hedge activity from hedging instruments		(281,350)	(177,191)
Provision of allowance for acceptances and guarantee		(17,871)	21,266
Loss on other allowance		(41,665)	(27,740)
Contribution to fund		(244,442)	(267,417)
Deposit insurance fee		(264,267)	(239,726)
Others		(115,323)	(122,288)

		(998,468)	(849,563)

		(1,009,251)	(858,537)

Net other operating expenses	￦	(645,638)	(536,136)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

35.	Net non-operating income

Net non-operating income for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Non-operating income
Gain on sale of assets:
Property and equipment	￦	109	1,074
Intangible assets		51	2
Investment properties		1,438	1,402
Non-current assets held for sale		821	705

		2,419	3,183

Investments in associates:
Dividend income		30,449	1,849
Others:
Rental income on investment property		23,174	24,386
Others		77,981	71,244

		101,155	95,630

		134,023	100,662

Non-operating expenses
Loss on sale of assets:
Property and equipment		(235)	(15)
Intangible assets		(149)	(9)
Investment properties		(248)	(13)
Non-current assets held for sale		—	(29)

		(632)	(66)

Investments in associates:
Impairment loss		—	(9,092)
Others:
Investment properties depreciation		(15,349)	(9,316)
Donations		(13,209)	(18,475)
Impairment loss on Property and equipment		(5)	—
Impairment loss on intangible assets		(98)	—
Others		(20,675)	(29,922)

		(49,336)	(57,713)

		(49,968)	(66,871)

Net non-operating income	￦	84,055	33,791

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

36.	Operating income

Operating income for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Interest income	￦	7,107,771	7,152,420
Fees and commission income		1,017,011	1,009,738
Dividend income		121,239	182,217
Trading income		5,559,091	3,344,499
Gain on financial instruments designated at fair value through profit or loss		2	106
Foreign currencies transaction gain		1,246,679	1,487,761
Gain on sale of available-for- sale financial assets		424,407	447,445
Others		363,613	322,401

	￦	15,839,813	13,946,587

37.	Income tax expense

(a)	The components of income tax expense for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Current income tax expense	￦	321,990	223,518
Deferred taxes arising from changes in temporary differences		(20,637)	19,582
Deferred taxes arising from utilization of expired unused tax losses		(336,468)	—
Tax adjustment charged or credited directly to equity		62,868	90,439

Income tax expense	￦	27,753	333,539

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

37.	Income tax expense (continued)

(b)	The income tax expense calculated by applying statutory tax rates to the Bank’s taxable income differs from the actual tax expense in the Separate statements of income years ended December 31, 2016 and 2015 for the following reasons:

	2016		2015
Profit before income tax	￦	1,804,825	1,549,930
Statutory tax rate		24.20%	24.20%

Income tax expense at statutory tax rates		436,306	374,621
Adjustments:
Non-taxable income		(26,128)	(15,329)
Non-deductible expense		11,619	4,161
Decrease resulting from consolidates corporate tax system		(25,216)	(23,692)
Utilization of expired unused tax losses		(336,468)	—
Income tax refund		(22,316)	(9,795)
Others		(10,044)	3,573

Income tax expense	￦	27,753	333,539

Effective tax rate(*)		1.54%	21.52%

(*)	As of December 31, 2015, The Bank had not previously recognized the deferred tax asset relating to the expired unused tax losses as the utilization of the expired unused tax losses had been assessed remote. However, based on the new tax interpretation issued by Korea National Tax Service which allows utilization of expired unused tax losses against extinguishment of deposit and insurance liabilities and the recent tax refund, the Bank recognized the deferred tax asset after factoring in future taxable profits and the expected future extinguishment of deposit and insurance liabilities.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

37.	Income tax expense (continued)

(c)	Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2016 and 2015 were as follows:

	2016
	Beginning balance		Decreases	Increases	Ending balance	Deferred tax assets (liabilities)
Accrued income	￦	(302,693)	(303,333)	(306,895)	(306,255)	(74,114)
Accounts receivable		(45,943)	(45,943)	(36,089)	(36,089)	(8,734)
Trading assets		(118,674)	(118,674)	(56,271)	(56,271)	(13,618)
Available-for-sale financial assets		1,203,150	603,220	180,537	780,467	188,873
Investments in associates and subsidiaries		69,728	9,092	—	60,636	14,674
Deferred loan origination costs and fees		(344,697)	(344,697)	(378,933)	(378,933)	(91,702)
Revaluation and depreciation on property and equipment		(466,967)	(6,855)	18,133	(441,979)	(106,959)
Derivative assets (liabilities)		(124,143)	(81,536)	(94,494)	(137,101)	(33,178)
Deposits		63,688	(3,783)	7,581	75,052	18,162
Accrued expenses		220,725	208,717	250,166	262,174	63,446
Defined benefit obligations		1,041,404	40,526	132,423	1,133,301	274,259
Plan assets		(1,018,940)	(40,526)	(10,184)	(988,598)	(239,241)
Other provisions		195,148	195,148	207, 583	207,583	50,235
Allowance for guarantees and acceptance		110,939	110,939	113,059	113,059	27,360
Allowance for advanced depreciation		(179,485)	(47)	—	(179,438)	(45,977)
Allowance for expensing depreciation		(2,386)	(232)	—	(2,154)	(521)
Deemed dividends		5,513	—	—	5,513	1,334
Net change in fair value of available-for-sale financial assets		(497,807)	(497,807)	(212,018)	(212,018)	(51,308)
Donation payables		44,134	44,134	35,717	35,717	8,644
Allowance and bad debt		205,874	11	(3,813)	202,050	48,896
Compensation expenses associated with stock option		1,230	1,152	2,266	2,344	567
Fictitious dividends		3,913	21	134	4,026	974
Others		34,930	52,895	59,155	41,190	9,963

		98,641	(177,578)	(91,943)	184,276	42,035
Expired unused tax losses:
Appropriation by extinctive prescription of deposit		—	30,806	1,421,168	1,390,362	336,468

Temporary differences not qualified for deferred tax assets or liabilities:
Investments in associates and subsidiaries		(22,219)	—	—	(22,219)	(5,377)

	￦	120,860	(146,772)	1,329,225	1,596,857	383,880

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

37.	Income tax expense (continued)

(c)	Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2016 and 2015 were as follows: (continued)

	2015
	Beginning balance		Decreases	Increases	Ending balance	Deferred tax assets (liabilities)
Accrued income	￦	(301,655)	(286,411)	(287,449)	(302,693)	(73,251)
Accounts receivable		(58,567)	(58,567)	(45,943)	(45,943)	(11,118)
Trading assets		(85,244)	(102,817)	(136,247)	(118,674)	(28,719)
Available-for-sale financial assets		1,151,183	235,815	287,782	1,203,150	291,162
Investments in associates and subsidiaries		60,636	—	9,092	69,728	16,874
Deferred loan origination costs and fees		(263,296)	(263,296)	(344,697)	(344,697)	(83,417)
Revaluation and depreciation on property and equipment		(449,814)	18,411	1,258	(466,967)	(113,006)
Derivative assets (liabilities)		(79,968)	(8,996)	(53,171)	(124,143)	(30,042)
Deposits		120,696	49,698	(7,310)	63,688	15,412
Accrued expenses		279,153	279,139	220,711	220,725	53,415
Defined benefit obligations		868,023	42,536	215,917	1,041,404	252,020
Plan assets		(753,648)	(42,536)	(307,828)	(1,018,940)	(246,583)
Other provisions		177,926	177,926	195,148	195,148	47,226
Allowance for guarantees and acceptance		132,810	132,810	110,939	110,939	26,847
Allowance for advanced depreciation		(181,031)	(1,546)	—	(179,485)	(45,989)
Allowance for expensing depreciation		(2,618)	(232)	—	(2,386)	(578)
Deemed dividends		5,513	—	—	5,513	1,334
Net change in fair value of available-for-sale financial assets		(809,451)	(809,451)	(497,807)	(497,807)	(120,469)
Donation payables		49,300	49,300	44,134	44,134	10,680
Allowance and bad debt		183,601	19	22,292	205,874	49,822
Compensation expenses associated with stock option		2,196	2,118	1,152	1,230	298
Fictitious dividends		3,909	3	7	3,913	947
Others		134,027	157,899	58,802	34,930	8,533

		183,681	(428,178)	(513,218)	98,641	21,398

Temporary differences not qualified for deferred tax assets or liabilities: Investments in associates and subsidiaries		(22,219)	—	—	(22,219)	(5,377)

	￦	205,900	(428,178)	(513,218)	120,860	26,775

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

37.	Income tax expense (continued)

(d)	Changes in tax effects that were directly charged or credited to equity for the years ended December 31, 2016 and 2015 were as follows:

	December 31, 2016			December 31, 2015
	Amount before tax		Tax effects	Amount before tax	Tax effects	Changes in tax effects
Net change in fair value of available-for-sale financial assets	￦	212,018	(51,308)	497,807	(120,469)	69,161
Foreign currency translation differences for foreign operations		(45,248)	10,950	(49,017)	11,862	(912)
Remeasurements of defined benefit obligations		(370,977)	89,775	(396,286)	95,901	(6,126)
Other (stock option)		(1,170)	284	1,904	(461)	745

	￦	(205,377)	49,701	54,408	(13,167)	62,868

	December 31, 2016			December 31, 2015
	Amount before tax		Tax effects	Amount before tax	Tax effects	Changes in tax effects
Net change in fair value of available-for-sale financial assets	￦	497,807	(120,469)	809,451	(195,887)	75,418
Foreign currency translation differences for foreign operations		(49,017)	11,862	(57,210)	13,845	(1,983)
Remeasurements of defined benefit obligations		(396,286)	95,901	(324,196)	78,455	17,446
Other (stock option)		1,904	(461)	77	(19)	(442)

	￦	54,408	(13,167)	428,122	(103,606)	90,439

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won, except for share data)

37.	Income tax expense (continued)

(e)	The current tax assets and liabilities as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Current tax assets:
Income taxes paid	￦	2,159	2,616
Current tax liabilities:
Payable due to consolidated tax system	￦	122,867	22,476
Income taxes payables		1,795	236

	￦	124,662	22,712

(f)	The deferred tax assets (liabilities) and current tax assets (liabilities) presented on a gross basis prior to offsetting as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Deferred tax assets	￦	1,794,867	1,248,198
Deferred tax liabilities		1,410,987	1,221,423
Current tax assets		173,043	246,530
Current tax liabilities		295,546	266,626

38.	Earnings per share

(a) Earnings per share for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Profit for the year	￦	1,777,072	1,216,391
Less: dividends on hybrid bonds		(45,691)	(57,158)

Profit available for common stock		1,731,381	1,159,233
Weighted average number of common shares outstanding		1,585,615,506	1,585,615,506

Basic and diluted earnings per share in won	￦	1,092	731

Considering that the Bank had no dilutive potential common shares and that stock options were not included in the calculation of diluted earnings per share because they were anti-dilutive for the reporting periods presented, diluted earnings per share equal to basic earnings per share for the years ended December 31, 2016 and 2015.

(b) Weighted average number of common shares outstanding as of December 31, 2016 and 2015 were as follows:

	2016	2015
Number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares
Weight	366/366	365/365
Weighted average number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

39.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Guarantees:
Guarantee outstanding	￦	9,645,729	10,444,107
Contingent guarantees		2,874,477	2,952,694

	￦	12,520,206	13,396,801

Commitments to extend credit:
Loan commitments in won	￦	53,270,304	52,964,080
Loan commitments in foreign currency		17,449,285	18,761,942
ABS and ABCP purchase commitments(*)		4,145,805	3,830,837
Others		1,335,759	1,296,769

	￦	76,201,153	76,853,628

Endorsed bills:
Secured endorsed bills	￦	32,187	29,549
Unsecured endorsed bills		8,822,654	7,542,862

	￦	8,854,841	7,572,411

Loans sold with repurchase agreement	￦	1,387	1,387

(b)	Provision for acceptances and guarantees

Allowance for acceptances and guarantees, as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Guarantees outstanding	￦	9,645,729	10,444,107
Contingent guarantees		2,874,477	2,952,694
ABS and ABCP purchase commitments(*)		4,145,805	3,830,837
Secured endorsed bills		32,187	29,549

	￦	16,698,198	17,257,187

Allowance for acceptances and guarantees	￦	113,059	110,939
Ratio (%)		0.68	0.64

(*)	ABS: Asset Backed Securities,

ABCP: Asset Backed Commercial Paper

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

39.	Commitments and contingencies (continued)

(c)	Legal contingencies

Pending litigations in which the Bank was involved as defendants as of December 31, 2016 were as follows:

Case	Number of Claim	Claim amount		Description
Claimed uncollected receivables of goods	1	￦	43,761	A plaintiff claimed uncollected receivables of goods against the Bank since the plaintiff had delivered goods based on a guarantee of the Bank forged illegally. The Bank has paid the amount in full which is ordered to pay by ruling of its first trial, and has retrieved the amount in partial by ruling of its second trial. The bank is currently in its third trial.
Demands on stock return	1		31,000	The Medison stock sales contract made between the plaintiff and PEF has been discharged or cancelled. The plaintiff is demanding the return of Medison stocks based on the invalidity of the stock sales contract and the invalidity of option contracts and revised option contracts stated within the stock sales contract. During the 1st ~ 4th date for pleading, there has been legal battle between the plaintiff and defendant through submission of preparatory documents. After the 2nd date for pleading, the defendant has only submitted documents requested by the plaintiff and documents approved by the court, and has not submitted any other preparatory documents.
Lehman Brothers Special financing Inc. (LBSF)	1		12,085	A plaintiff, Lehman Brothers has claimed that the CDO investment that had been returned to the Bank after bankruptcy should be returned to the Lehman Brothers. Because it was contrary to US bankruptcy law. While in internal discussion for arbitral proceeding and settlement with Leman Brothers, defendants including the bank have won the first trial and have currently denied settlement payment. Further action will be considered depending on the effects of the arbitration and chances of winning the second trial.
Others	121		166,743	It includes various cases, such as compensation for a loss claim. The Bank recognizes provisions based on the progress of relevant lawsuits.

	124	￦	253,589

As of December 31, 2016, the Bank recorded a provision of ￦12,044 million for litigation for certain of the above lawsuits. Additional losses may be incurred from these legal actions besides the current provision established by the Bank, but the amount of loss is not expected to have a material adverse effect on the Bank’s separate financial position or results of operations.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

39.	Commitments and contingencies (continued)

(d)	Principal conservation commitments and Conservation of principal and interest commitments

The book value of the December 31, 2016 and 2015 principal preservation and conservation of principal in the trust agreement are as follows:

	December 31, 2016		December 31, 2015
Principal conservation commitments:
Market evaluation form	￦	2,545,515	2,351,370
Book value evaluation form		1,660,841	1,638,806

		4,206,356	3,990,176

Conservation of principal and interest commitments:
Book value evaluation form		1,695	1,674

	￦	4,208,051	3,991,850

Money in Trust Original:	￦	3,841,990	3,649,394
Accrued income trusts		366,061	342,456

This may cause additional loss in accordance with the operating results of each quarter since the trust agreement. December 31, 2016 and 2015 there is no need to pay additional amounts depending on the operating results of the current trust agreement.

(e)	Maturity structure of minimum lease payments

The future minimum lease payments under non-cancellable operating leases were payable as of December 31, 2016 and 2015 were as follows:

	December 31, 2016
	Within 1 year		1~5 years	Over 5 years	Total
Minimum lease payments	￦	153,107	130,953	1,376	285,436

	December 31, 2015
	Within 1 year		1~5 years	Over 5 years	Total
Minimum lease payments	￦	168,240	181,635	989	350,864

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

40.	Cash flows

(a)	Cash and cash equivalents reported in the accompanying separate statements of cash flows as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Cash	￦	1,669,277	1,823,134
Reserve deposits		2,718,354	7,794,542
Other deposits		5,265,489	3,517,453

Cash and due from banks		9,653,120	13,135,129
Restricted due from banks		(7,340,215)	(11,139,551)
Due with original maturities of less than three months		(7,880)	(7,565)

	￦	2,305,025	1,988,013

(b)	Significant non-cash activities for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Dividend payable of hybrid bonds	￦	1,309	9,231
Debt-equity swap		32,229	34,218
Payable of purchased intangible assets		2,825	59,810

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

41.	Related parties

(a)	Significant balances with the related parties as of December 31, 2016 and 2015 were as follows:

Related party	Account	December 31, 2016		December 31, 2015
Subsidiaries
Shinhan China	Cash and due from banks	￦	5,929	4
	Loans		290,956	308,502
	Allowances		(405)	(419)
	Other assets		589	276
	Deposits		836	60,876
	Borrowings		22,420	13,127
	Provisions		94	97
Shinhan Asia	Cash and due from banks		145	188
	Loans		231,406	128,920
	Allowances		(44)	(28)
	Other assets		138	55
	Deposits		175	—
Shinhan Vietnam	Cash and due from banks		83	—
	Loans		42,442	196,896
	Allowances		(17)	(198)
	Other assets		—	2,337
	Deposits		32	9
	Provisions		518	138
	Other liabilities		—	1,925
Shinhan Kazakhstan	Cash and due from banks		5,156	285
	Loans		2,175	5,626
	Allowances		(10)	(8)
	Other assets		—	—
	Deposits		7,332	6
Shinhan Canada	Cash and due from banks		168	—
	Loans		94,399	83,248
	Allowances		(276)	(242)
	Other assets		140	73
	Deposits		181	67
	Borrowings		—	27,000
Shinhan Khmer	Cash and due from banks		907	41
	Loans		42,298	11,720
	Allowances		(59)	(16)
	Other assets		85	17

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

41.	Related parties (continued)

(a)	Significant balances with the related parties (continued)

Related party	Account	December 31, 2016		December 31, 2015
Subsidiaries (continued)
Shinhan Europe	Cash and due from banks	￦	3,917	1,071
	Loans		174,024	111,340
	Allowances		(520)	(395)
	Other assets		266	148
	Deposits		9	6
	Borrowings		52,117	67,386
Shinhan Japan	Loans		302,125	130,410
	Allowances		(224)	(97)
	Other assets		666	543
	Deposits		1,912	266,877
	Borrowings		160,906	315,369
	Provisions		98	92
	Other liabilities		—	6,132
Shinhan America	Other assets		2	6
	Other liabilities		2	6
Shinhan Indonesia	Cash and due from banks		7	—
	Loans		12,085	—
	Allowances		(2)	—
	Other assets		17	—
Trust Accounts	Other assets		4,064	1,733
	Other liabilities		214,952	234,503
Structured entities	Trading assets		1,605,081	1,119,928
	Derivative assets		1,509	2,409
	Loans		22,738	16,205
	Allowances		(82)	(26)
	Other assets		12,807	16,604
	Deposits		64,095	6,259
	Derivative liabilities		2,077	7
	Provisions		15,186	17,143
	Other liabilities		—	16
Beneficiary certificate	Other assets		—	1
	Deposits		—	7

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

41. Related parties (continued)

(a)	Significant balances with the related parties (continued)

Related party	Account	December 31, 2016		December 31, 2015
The Parent company
Shinhan Financial Group	Other assets	￦	—	47
	Deposits		42	500,909
	Other liabilities		166,191	57,888
Entities under common control
Shinhan Card Co., Ltd.	Derivative assets	￦	4,365	10,452
	Other assets		2,097	2,039
	Deposits		86,658	88,779
	Derivative liabilities		119	—
	Provisions		48	48
	Other liabilities		19,881	20,130
Shinhan Life Insurance	Derivative assets		40,604	14,215
	Other assets		7	8
	Deposits		9,526	6,424
	Derivative liabilities		369	566
	Provisions		4	4
	Other liabilities		13,913	38,690
Shinhan Investment Corp.	Cash and due from banks		725	—
	Derivative assets		53,546	9,676
	Loans		—	9,426
	Allowances		—	(83)
	Other assets		18,823	18,530
	Deposits		252,707	180,784
	Derivative liabilities		4,354	5,180
	Provisions		33	76
	Other liabilities		34,423	32,786
Shinhan Capital Co., Ltd.	Deposits		457	573
	Borrowings		13,000	—
	Provisions		10	10
	Other liabilities		9,670	1,299
Jeju Bank	Loans		2,903	4,282
	Allowances		(1)	(2)
	Other assets		6	20
	Deposits		3,530	3,605
	Other liabilities		1,604	1,604
Shinhan Private Equity, Inc.	Loans		—	3,000
	Allowances		—	(16)
	Deposits		12	65
	Provisions		—	8

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

41.	Related parties (continued)

(a)	Significant balances with the related parties (continued)

Related party	Account	December 31, 2016		December 31, 2015
Entities under common control (continued)
Shinhan Data System	Deposits	￦	3,940	3,069
	Other liabilities		6,658	4,148
SHC Management Co., Ltd.	Deposits		—	100
	Other liabilities		—	2
Shinhan Savings Bank	Other liabilities		8,987	—
Shinhan Aitas	Deposits		20,296	16,200
	Other liabilities		42	69
Shinhan BNP Paribas AMC	Deposits		42,549	72,601
	Other liabilities		821	1,127
Shinhan Credit Information Co., Ltd.	Deposits		7,836	8,571
	Other liabilities		1,119	1,188
Investments in associates and entities under common control’s
BNP Paribas Cardif General Insurance	Deposits	￦	13	12
Dream High Fund III	Deposits		1	4
Aju Capital Co., Ltd.	Trading assets		49,990	99,953
	Loans		210,000	160,000
	Allowances		(611)	(466)
	Deposits		692	1,061
	Provisions		73	55
Cardif Life Insurance	Deposits		353	644
	Provisions		1	1
Pohang TechnoPark 2PFV	Deposits		14,658	14,662
SH Rental Service	Deposits		—	219
SP New Technology Business investment Fund I	Deposits		—	283
Midas Dong-A Snowball Venture Fund	Deposits		427	303
IBKS-Shinhan Creative Economy New Technology Fund	Deposits		1,751	1,463
EQP Global Energy Infrastructure Private	Deposits		1	3
JAEYOUNG SOLUTEC Co., Ltd.	Loans		14,356	15,276
	Allowances		(69)	(159)
	Deposits		7,638	15,261
	Provisions		7	15
Partners 4th Growth Investment Fund	Deposits		2,160	2,704
Credian Health Care II	Deposits		7	—

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

41.	Related parties (continued)

(b)	Significant transactions with the related parties (continued)

Related party	Account	December 31, 2016		December 31, 2015
Investments in associates and entities under common control’s (continued)
Snowball Venture Fund II	Deposits	￦	242	—
IBKS-Shinhan Creative Economy New Technology Fund II	Deposits		179	—
PSA FINTECH Private I	Deposits		525	—
YIUM The 3rd private investment joint-stock company	Deposits		80	—
Branbuil Co., Ltd.	Loans		15	—
	Deposits		28	—
UAMCO., Ltd.(*1)	Loans		—	23,100
	Allowances		—	(31)
	Deposits		—	410
	Provisions		—	46
Kukdong Engineering & Construction Co., Ltd.(*1)	Deposits		—	5,388
	Provisions		—	15
Key management personnel
	Loans	￦	936	1,497
	Allowance		(1)	(1)
	Provisions		1	1

(*1)	UAMCO., Ltd. and Kukdong Engineering & Construction Co., Ltd. were excluded from related parties during 2016.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

41.	Related parties (continued)

(b)	Significant transactions with the related parties for the years ended December 31, 2016 and 2015 were as follows:

Related party	Account	2016		2015
Subsidiaries
Shinhan Asia	Interest income	￦	1,885	1,057
	Provision for allowance		(16)	13
Shinhan Europe	Interest income		1,572	1,148
	Fees and commission income		30	29
	Provision for allowance		(125)	(57)
Shinhan Khmer	Interest income		745	144
	Fees and commission income		54	17
	Provision for allowance		(43)	—
Shinhan Kazakhstan	Interest income		25	25
	Fees and commission income		53	63
	Provision for allowance		(2)	—
Shinhan Canada	Interest income		1,334	823
	Fees and commission income		47	59
	Provision for allowance		(34)	(175)
Shinhan China	Interest income		2,800	2,467
	Fees and commission income		180	369
	Other operating income		3	663
	Interest expense		(2,330)	—
	Provision for allowance		14	165
Shinhan Japan	Interest income		1,939	850
	Fees and commission income		167	199
	Interest expense		(1,326)	(5,230)
	Loss related to derivatives		(84)	—
	Provision for allowance		(127)	25
	Other operating expense		(6)	(78)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

41.	Related parties (continued)

(b)	Significant transactions with the related parties (continued)

Related party	Account	2016		2015
Subsidiaries (continued)
Shinhan Vietnam	Interest income	￦	902	1,578
	Fees and commission income		864	967
	Other operating income		—	109
	Provision for allowance		181	(144)
	Other operating expense		(380)	—
Shinhan Indonesia	Interest income		17	—
	Provision for allowance		(2)	—
Shinhan America	Fees and commission income		73	204
Trust Accounts	Fees and commission income		23,513	19,294
	Interest expense		(2,743)	(4,200)
Structured entities	Interest income		22,621	14,653
	Fees and commission income		10,850	5,444
	Gain related to derivatives		4,371	3,024
	Other operating income		1	23
	Interest expense		(41)	17
	Provision for allowance		(56)	37
	Loss related to derivatives		(4,603)	(813)
	Other operating expense		(1,647)	(389)
Beneficiary certificate	Fees and commission income		—	17
The Parent company
Shinhan Financial Group	Other operating income	￦	2,011	2,054
	Interest expense		(1,751)	(2,429)
	Fees and commission expense		(29,893)	(45,368)
Entities under common control
Shinhan Card Co., Ltd.	Interest income	￦	417	199
	Fees and commission income		180,127	175,800
	Gain related to derivatives		7,317	8,649
	Other operating income		1,726	1,930
	Interest expense		(251)	(346)
	Fees and commission expense		(325)	(317)
	Loss related to derivatives		(5,986)	(2,490)
	Other operating expense		(1,982)	(395)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

(b)	Significant transactions with the related parties (continued)

Related party	Account	2016		2015
Entities under common control (continued)
Shinhan Investment Corp.	Interest income	￦	796	1,382
	Fees and commission income		4,517	4,077
	Gain related to derivatives		59,157	9,003
	Other operating income		4,431	3,692
	Interest expense		(1,317)	(2,135)
	Fees and commission expense		—	(12)
	Provision for allowance		83	(22)
	Loss related to derivatives		(13,564)	(7,630)
	Other operating expense		(1,171)	(824)
Shinhan Life Insurance	Interest income		45	50
	Fees and commission income		6,688	9,939
	Gain related to derivatives		45,570	22,643
	Other operating income		1,400	1,889
	Interest expense		(315)	(828)
	Loss related to derivatives		(9,531)	(3,766)
	Other operating expense		(557)	(645)
Shinhan Capital Co., Ltd.	Interest income		—	1
	Gain related to derivatives		—	29
	Other operating income		302	899
	Interest expense		(150)	(219)
	Fees and commission expense		(14)	(2)
	Other operating expense		—	(6)
Jeju Bank	Interest income		43	41
	Other operating income		230	204
	Interest expense		(33)	(30)
	Provision for allowance		1	1
	Other operating income		(11)	—
Shinhan Credit Information Co., Ltd	Fees and commission income		2	2
	Other operating income		67	77
	Interest expense		(126)	(190)
	Fees and commission expense		(4,895)	(5,474)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

41.	Related parties (continued)

(b)	Significant transactions with the related parties (continued)

Related party	Account	2016		2015
Entities under common control (continued)
Shinhan Private Equity, Inc.	Other operating income	￦	8	—
	Interest expense		—	(3)
	Provision for allowance		16	3
	Other operating expense		—	(3)
Shinhan BNP Paribas AMC	Fees and commission income		42	55
	Other operating income		52	53
	Interest expense		(747)	(1,770)
	Fees and commission expense		(2,243)	(2,579)
Shinhan Data System	Other operating income		119	89
	Interest expense		(142)	(141)
	Other operating expense		(31,281)	(32,447)
SHC management Co., Ltd.	Interest expense		—	(2)
Shinhan Savings Bank	Fees and commission income		481	229
	Other operating income		116	61
	Interest expense		(60)	—
Shinhan Aitas	Fees and commission income		28	27
	Other operating income		49	55
	Interest expense		(153)	(215)
	Fees and commission expense		—	(8)
Shinhan BNPP luxuryfundselection security investment trust	Fees and commission income		2	—
Investments in associates and entities under common control’s
Aju Capital Co., Ltd.	Interest income	￦	7,332	6,440
	Fees and commission income		72	78
	Other operating income		—	23
	Interest expense		(2)	(1)
	Provision for allowance		(146)	148
	Other operating expense		(18)	—
UAMCO., Ltd(*1)	Interest income		—	4
	Fees and commission income		—	9
	Other operating income		—	4
	Provision for allowance		—	(31)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

41.	Related parties (continued)

(b)	Significant transactions with the related parties (continued)

Related party	Account	2016		2015
Investments in associates and entities under common control’s (continued)
Cardif Life Insurance	Fees and commission income	￦	30	30
	Other operating expense		(1)	—
Pohang TechnoPark 2PFV	Interest expense		(15)	(15)
Kukdong Engineering & Construction Co., Ltd. (*1)	Interest income		—	26
	Fees and commission income		—	16
	Interest expense		—	(35)
	Fees and commission expense		—	(3)
	Other operating expense		—	(15)
BNP Paribas Cardif General Insurance	Fees and commission income		2	2
Dream High Fund III	Interest expense		—	(5)
Midas Dong-A Snowball Venture Fund	Interest expense		(4)	(3)
SH Rental Service	Interest expense		—	(1)
IBKS-Shinhan Creative Economy New Technology Fund	Interest expense		(1)	(2)
JAEYOUNG SOLUTEC Co., Ltd.	Interest income		671	616
	Fees and commission income		1	1
	Other operating income		7	—
	Interest expense		(21)	(47)
	Provision for allowance		90	(159)
	Other operating expense		—	(15)
Partners 4th Growth Investment Fund	Interest expense		(2)	(6)
Albatross Growth Fund	Interest expense		(6)	—
PSA FINTECH Private I	Interest expense		(5)	—
Snowball Venture Fund II	Interest expense		(1)	—
Semantic	Interest income		15	—
Branbuil Co., Ltd.	Fees and commission income		1	—
Treenkid Co., Ltd.	Interest income		3	—
Key management personnel
	Interest income	￦	35	63

(*1)	UAMCO., Ltd. and Kukdong Engineering & Construction Co., Ltd. were excluded from related parties during 2016.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

41.	Related parties (continued)

(c)	Details of transactions with key management for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Short and long term employee benefits	￦	7,770	8,684
Post-employment benefits		327	242
Share-based payment transactions		4,447	2,830

	￦	12,544	11,756

(d)	The guarantees provided between the related parties as of December 31, 2016 and 2015 were as follows:

		Amount of guarantees
Guarantor	Guaranteed Parties	December 31, 2016		December 31, 2015	Account
Shinhan Bank	Shinhan Investment Corp.	￦	6,043	10,548	Performance guarantees
			181,000	181,000	Unused credit limit
	Shinhan Card Co., Ltd.		500,000	500,000	Unused credit limit
	Shinhan Life Insurance		50,000	50,000	Unused credit limit
	Shinhan Capital Co., Ltd.		50,000	50,000	Unused credit limit
	Shinhan BNP Paribas AMC		104,008	43,063	Security underwriting commitment
	Shinhan Private Equity, Inc.		—	4,344	Unused credit limit
	KoFC Shinhan Frontier Champ 2010-4 PEF		—	13,417	Security underwriting commitment
	Cardif Life Insurance		10,000	10,000	Unused credit limit
	Aju Capital Co., Ltd.		50,000	50,000	Unused credit limit
	UAMCO., Ltd.(*2)		—	89,100	Unused credit limit
			—	89,950	Security underwriting commitment
	Shinhan China		69,404	71,373	Financial guarantee
	Shinhan Khmer		604	—	Financial guarantee
	Shinhan Vietnam		436,239	88,150	Performance guarantees
			4,069	3,946	Unused credit limit
	Shinhan Japan		20,736	19,440	Financial guarantee
	Structured entities(*1)		2,019,534	1,149,076	ABCP purchase commitments
			66,182	13,390	Unused credit limit
	Kukdong Engineering & Construction Co., Ltd.(*2)		—	1,574	Performance guarantees
	Neoplux Co., Ltd.		12,000	18,000	Security underwriting commitment
	JAEYOUNG SOLUTEC Co., Ltd.		600	600	Unused credit limit
			483	469	Import letter of credit

		￦	3,580,902	2,457,440

(*1)	The amount was recognized after deducting the balance of current ABCP.
(*2)	UAMCO., Ltd. and Kukdong Engineering & Construction Co., Ltd. were excluded from related parties during 2016.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

41.	Related parties (continued)

(e)	Details of collaterals provided to the related parties as of December 31, 2016 and 2015 were as follows:

			December 31, 2016			December 31, 2015
	Related party	Pledged assets	Book value		Collateral value	Book value	Collateral value
Subsidiary	Shinhan Japan	Securities	￦	10,001	150,009	—	—
Entities under common control	Shinhan Investment Corp.	Securities		235,084	43,799	195,496	37,646
	Shinhan Life Insurance	Securities		21,963	10,310	10,349	10,349

			￦	267,048	204,118	205,845	47,995

(f)	Details of collaterals provided by the related parties as of December 31, 2016 and 2015 were as follows:

	Related party	Pledged assets	December 31, 2016		December 31, 2015
Subsidiaries	Aetas Drive First Co., Ltd.	Other movables	￦	—	8,400
	Sunny more 1nd Co., Ltd.	Other movables		24,000	—
	Sunny Financial 9nd Co., Ltd.	Trust		36,000	—
Entities under common control	Shinhan Investment Corp.	Deposits		112,011	22,000
		Real estate		91,974	91,974
	Jeju Bank	Government bonds		20,000	20,000
	Shinhan Life Insurance	Government bonds		7,518	7,686
	Shinhan Credit Information Co., Ltd.	Deposits		210	210
Investments in associates	Aju Capital Co., Ltd.	Beneficiary certificate		160,000	160,000
	Cardif Life Insurance	Government bonds		13,699	13,676
	Treenkid Co., Ltd.	Real estate		200	—
	JAEYOUNG SOLUTEC Co., Ltd.	Real estate		20,814	20,814
		Korea Trade Insurance Corporation guarantee		7,037	7,214

			￦	493,463	351,974

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2016 and 2015

(In millions of won)

42.	Information of trust business

(a)	Total assets with trust business as of December 31, 2016 and 2015 and operating revenue for the years ended December 31, 2016 and 2015 were as follows:

	December 31, 2016			December 31, 2015
	Total assets		Operating revenue	Total assets	Operating revenue
Consolidateld	￦	4,314,473	139,767	4,114,569	144,781
Unconsolidated		40,743,814	530,690	33,189,301	505,820

	￦	45,058,287	670,457	37,303,870	650,601

(b)	Significant balances with trust business as of December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Borrowings from trust accounts	￦	3,658,239	3,201,184
Accrued revenues from asset management fee from trust accounts		34,549	23,248
Accrued interest expenses		782	998

(c)	Significant transactions with trust business for the years ended December 31, 2016 and 2015 were as follows:

	2016		2015
Asset management fee from trust accounts	￦	122,068	90,827
Termination fee		87	—
Interest on borrowings from trust accounts		38,679	49,175

Independent Accountants’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

Shinhan Bank:

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of Shinhan Bank (the “Bank”) as of December 31, 2016. The Bank’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Bank’s management stated: “Based on the assessment on the operations of the IACS, the Bank’s IACS has been effectively designed and is operating as of December 31, 2016, in all material respects, in accordance with the IACS Framework (name of other standard, if used) issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Bank’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

The Bank’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2016 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Bank’s IACS in existence as of December 31, 2016. We did not review the Bank’s IACS subsequent to December 31, 2016. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 7, 2017

Notice to Readers

This report is annexed in relation to the audit of the (non-consolidated) financial statements as of December 31, 2016 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Report on the Operations of Internal Accounting Control System

To the Board of Directors and Audit Committee of Shinhan Bank Co., Ltd.:

I, as the Internal Accounting Control Officer (“IACO”) of Shinhan Bank, (the “Bank”), have assessed the status of the design and operations of the Bank’s internal accounting control system (“IACS”) for the year ended December 31, 2016.

The Bank’s management, including IACO, is responsible for the design and operations of its IACS. I, as the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS Framework for the assessment of design and operations of the IACS.

Based on the assessment of the operations of the IACS, the Bank’s IACS has been effectively designed and is operating as of December 31, 2016, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

Jae Jung. Kwon. Internal Accounting Control Officer

/s/ Jae Jung. Kwon.

Yong Byoung. Cho. Chief Executive Officer and President

/s/ Yong Byoung. Cho.

January 31, 2017